UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A Amendment Number 2

   [ ]  ANNUAL REPORT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended____31 May 2005__________________

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

INTERNATIONAL KRL RESOURCES CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 570 – 789 West Pender Street, Vancouver, B.C. Canada  V6C 1H2

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common-Voting Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

39,389,726

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 xxx   Item 18 ___

Index to Exhibits on Page 78

INTERNATIONAL KRL RESOURCES CORP.

FORM 20-F

ANNUAL REPORT

FISCAL 2005

TABLE OF CONTENTS

Introduction                                                                3

PART I

Item 1.  Identity of Directors, Senior Management and Advisors              4

Item 2.  Offer Statistics and Expected Timetable                            5

Item 3.  Key Information                                                    5

Item 4.  Information on the Company                                         12

Item 5.  Operating and Financial Review and Prospects                       41

Item 6.  Directors, Senior Management and Employees                         51

Item 7.  Major Shareholders and Related Party Transactions                  56

Item 8.  Financial Information                                              57

Item 9.  The Offer and Listing                                              58

Item 10. Additional Information                                             61

Item 11. Quantitative and Qualitative Disclosures About Market Risk         75

Item 12. Description of Securities Other Than Equity Securities             75

PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     76

Item 14. Material Modifications to the Rights of

         Security Holders and Use of Proceeds                               76

Item 15. Controls and Procedures                                            76

Item 16. Reserved

PART III

Item 17. Financial Statements                                               77

Item 18. Financial Statements                                               78

Item 19. Exhibits                                                           78

Mining Glossary                                                             79

Signature Page

INTRODUCTION

International KRL Resources Corp was incorporated under the Company Act of the Province of British Columbia on July 10, 1978 under the name Kingdom Resources Ltd. On November 27, 1989 the name was changed to KRL Resources Corp. and on March 6, 2002, the name was changed to International KRL Resources Corp. In this Annual Report, the “Company”, "we", "our", and "us", refers to International KRL Resources Crop. (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at Suite 570 – 789 West Pender Street, Vancouver, British Columbia Canada V6C 1H2; our telephone number is 604-689-0299 and our fax number is 604-689-0288.

BUSINESS OF INTERNATIONAL KRL RESOURCES CORP.

International KRL Resources Corp. (the “Company") is principally a mineral company engaged directly in the acquisition and exploration of mineral properties.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 3/01/2005 the names, ages and dates of election of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

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Name	Age	Date First Elected or Appointed
Seamus Young (1)	65	1986
Mike Muzylowski (2)(1)	72	1990
F. Charles Vickers (2)(3)	56	2005
Clifford H. Frame (4)	-	2005
Judith T. Mazvihwa (2)(1)	31	2003

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(1)

Resident/Citizen of British Columbia, Canada

(2)

Member of the Audit Committee

(3)

Resident/Citizen of Texas, US

(4)

Resident/Citizen of Ontario, Canada

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 10/24/2005, the names, ages and dates of appointment of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name and Position	Age	Date of First Appointment

Seamus Young, President and CEO	65	1986
Judith T. Mazvihwa, CFO	31	2003

______________________________________________________________________________

______________________________________________________________________________

Seamus Young’s business functions, as President and Chief Executive Officer of the Company include strategic planning, business development, liaison with lawyers-regulatory authorities-financial and community/shareholders; and, reporting to the Board of Directors.

Judith Mazvihwa’s business functions, as Chief Financial Officer includes liaison with auditors and accountants, preparation/payment/organization of the expenses/taxes/activities of the Company; and reporting to the Board of Directors.

1.B.  Advisors

The Company’s attorneys are: Miller Thomson LLP

                             Contact: Gregory Smith

                             1000-840 Howe Street

                             Vancouver, British Columbia Canada V6Z 2M1

                             Telephone: 604-643-1258

                             Facsimile: 604-643-1200

The Company’s bank is:       The Bank of Montreal

                             595 Burrard Street

                             Vancouver, British Columbia Canada V7X 1L7

                             Telephone: 604-665-2609

1.C.  Auditors

The Company’s auditor for its financial statements, for each of the preceding four periods, was Manning Elliott, Chartered Accountants. Manning Elliott, Chartered Accountants is a member of the Canadian Institute of Chartered Accountants.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2005/2004/2003 ended May 31st was derived from the financial statements of the Company that have been audited by Manning Elliott, independent registered public accounting firm, as indicated in their audit reports, which are included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2001 ended May 31st was derived from the financial statements of the Company that were audited by Jones Richard & Company, Independent Chartered Accountant; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Fiscal Year Ended 5/31/05	Fiscal Year Ended 5/31/04	Fiscal Year Ended 5/31/03	Fiscal Year Ended 5/31/02	Fiscal Year Ended 5/31/01	Fiscal Year Ended 5/31/00	Fiscal Year Ended 5/31/99

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	($859)	($520)	($411)	($150)	($159)	($183)	($1,848)
(Loss) per Share	($0.03)	($0.03)	($0.04)	($0.02)	($0.01)	($0.01)	($0.11)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000) 2c)	25,696	17,971	10,704	6,760	15,889	18,343	16,800

Working Capital	$1,440	$480	$28	($35)	($62)	$138	$19
Long Term Debt	Nil	Nil	Nil	Nil	$111	$67	$121
Shareholders’ Equity	$5,514	$3,676	$2,655	$2,006	$1,743	$1,543	$726$
Total Assets	$5,569	$3,755	$2,753	$2,045	$1,928	$1,646	$1,057

US GAAP Net Loss	($1,694)	($1,034)	($993)	($277)	N/A	N/A	N/A
US GAAP Loss per Share	($0.07)	($0.06)	($0.09)	($0.04)	N/A	N/A	N/A
US GAAP Avg Shares	25,696	17,971	10,704	6,760	N/A	N/A	N/A

US GAAP Equity	$1,490	$528	$6	($30)	N/A	N/A	N/A
US GAAP Total Assets	$1,546	$607	$147	$10	N/A	N/A	N/A

(1) Cumulative Net Loss during exploration stage through 5/31/2005 under US GAAP, is ($3,998,000)

________________________________________________________________________________

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended May 31st, the average rates for the period, and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

------------------------------------------------------------------------------

October 2005	1.18	1.18	1.17	1.18
September 2005	1.18	1.18	1.17	1.18
August 2005	1.20	1.22	1.19	1.20
July 2005	1.22	1.24	1.20	1.22
June 2005	1.24	1.26	1.23	1.24
May 2005	1.26	1.27	1.24	1.26
Fiscal Year Ended 5/31/2005	1.26	1.26	1.25	1.26
Fiscal Year Ended 5/31/2004	1.38	1.39	1.37	1.38
Fiscal Year Ended 5/31/2004	1.34	1.41	1.27	1.37
Fiscal Year Ended 5/31/2003	1.52	1.60	1.34	1.37
Fiscal Year Ended 5/31/2002	1.57	1.61	1.51	1.53
Fiscal Year Ended 5/31/2001	1.52	1.58	1.49	1.55
Fiscal Year Ended 5/31/2000	1.47	1.51	1.44	1.50

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of August 31, 2005.  As of August 31, 2005 the Company had cash and cash equivalents totaling $1,266,617.  As of August 31, 2005 the Company has no significant debt outstanding and had issued and outstanding common-voting shares of 39,370,256.

Table No. 5

Capitalization and Indebtedness

August 31, 2005

______________________________________________________________________________

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
39,370,256 Common–voting shares issued and outstanding	$12,327,394
Contributed Surplus	$518,487
Retained Earnings (deficit)	($6,625,133)
Net Stockholders’ Equity	$6,220,748

As of
Stock Options Outstanding:	3,520,000
Warrants Outstanding:	18,231,420
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

Risk Factors

Cumulative Unsuccessful Exploration Efforts By Int. KRL Resources’ Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Int. KRL Resources in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in KRL Resources having to cease operations.

Int. KRL Resources Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Int. KRL Resources has an interest or the concessions in which the Int. KRL Resources has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If Int. KRL Resources does not ultimately find a body of ore, it would have to cease operations.

There is No Guarantee of Clear Title to Any of the Mineral Properties to which Int. KRL Resources Has an Interest:

Unregistered agreements or unregistered transfers of title could cause Int. KRL Resources to forfeit its interests in one or more of its property interests. Forfeiting an interest in a property would result in significant capital losses to Int. KRL Resources.

Mineral Prices May Not Support Corporate Profit for Int. KRL Resources:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist Int. KRL Resources could have to cease operations.

Int. KRL Resources Has No Positive Cash Flow and No History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of Int. KRL Resources’ properties have advanced to the commercial production stage and the Company has no significant history of earnings or positive cash flow from operations. The cumulative loss through August 31, 2005 since the Company’s inception of the development stage, according to U.S. GAAP, is ($3,998,000). The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common-voting shares. Any future additional equity financing would cause dilution to current stockholders.

As of November 14, 2005, Int. KRL Resources had 3,745,000 share purchase options outstanding and 18,231,420 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common-voting shares issued and outstanding would increase from 39,389,726 to 61,366,146.  This represents an increase of 56% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Int. KRL Resources Could Be In An Amount Great Enough to Force the Company to Cease Operations:

The current and anticipated future operations of the Company including further exploration activities, require permits from various Canadian governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by Int. KRL Resources.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Int. KRL Resources to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in Int. KRL Resources Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Int. KRL Resources may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Int. KRL Resources to cease operations.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Int. KRL Resources And Shareholders Could Find It Difficult to Sell Their Stock:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s Class “A” shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common-voting shares in the United States and shareholders may find it more difficult to sell their shares.

Int. KRL Resources is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Int. KRL Resources’ business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Int. KRL Resources’ growth will depend, on the efforts of its Senior Management, particularly its President and Chief Executive Officer, Seamus Young and its Chief Financial Officer, Judith T. Mazvihwa. Loss of these individuals could have a materially adverse effect on the Company.  Int. KRL Resources has no key-man life insurance or written consulting agreements with the Senior Officers or Directors.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect Stockholders of Int. KRL Resources

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to Int. KRL Resources’ stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of Int. KRL Resources, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Stockholders of Int. KRL Resources

Because the success of Int. KRL Resources is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common-voting shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Int. KRL Resources or Our Its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Int. KRL Resources.  The Company is a corporation incorporated in Canada under the Company Act of the Province of British Columbia.  A majority of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) Where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) The judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) The judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) A dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) The outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) The judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) There has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, Int. KRL Resources is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common-voting shares by insiders may result in shareholders having less data.

Foreign Operations:

The Company’s foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.  Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation.  The Company currently has exploration projects located in Canada.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company’s executive office is located at:

   Suite 570 – 789 West Pender Street

   Vancouver, British Columbia, Canada V6C 1H2

   Telephone: (604) 689-0299

   Facsimile: (604) 689-0288

   Website: www.krl.net

   Email: info@krl.net

The contact person is: Mr. Seamus Young, President and Chief Executive Officer

The Company's fiscal year ends May 31st.

The Company's common-voting shares trade on the TSX Venture Exchange in Toronto under the symbol "IRK".

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of May 31, 2005 there were 35,345,256 common shares issued and outstanding. As of August 31, 2005 (the most recent quarter) there were 39,370,256 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

The Company was incorporated on July 10, 1978 under the name Kingdom Resources Ltd. pursuant to the requirements of the British Columbia Company Act. The Company’s original authorized capital consisted of 5,000,000 no par value common shares.

On September 4, 1981 the Company’s authorized capital was increased to 10,000,000 no par value common shares.

ON November 27, 1989 the Company completed a share consolidation on a one new share for three old shares basis resulting in an authorized share capital of 3,333,333 no par value common shares, of which 1,116,126 shares were fully paid and issued.  Also on November 27, 1989 the Company name was changed to “KRL Resources Corp.” and the authorized capital was increased to 10,000,000 no par value common shares.

On September 16, 1991 the Company’s authorized capital was increased to 50,000,000 no par value common shares.

On March 6, 2002 the Company completed a share consolidation on a one new share for five old shares basis resulting in an authorized share capital of 20,000,000 no par value common shares, of which 5,816,784 common shares were fully paid and issued. Also on March 6, 2002 the Company name was changed to “International KRL Resources Corp.” and the authorized capital was increased to 100,000,000 no par value common shares.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common-voting shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

______________________________________________________________________________

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares (Pre-consolidation)	Capital Raised

Fiscal 1999

Private Placement (“flow-through” shares”)(1)

Exercise of stock options

Payment for mineral property (2)

Payment for mineral property (3)

Payment for mineral property (4)

Payment for mineral property (5)

Payment for mineral property (5)

Payment for mineral property (6)

Payment for mineral property (7)

Payment for mineral property (8)

		325,000 650,000 75,000 50,000 50,000 25,000 20,000 50,000 20,000 25,000	$48,750 $97,500 $6,000 $5,000 $7,500 $3,750 $3,600 $7,500 $3,000 $2,250

Fiscal 2000

Exercise of stock options

Exercise of share purchase warrants (9)

Settlement of debt (10)

Private Placement (11)

Private Placement (12)

Private Placement (13)

Payment for mineral property (14)

Payment for mineral property (15)

Payment for mineral property (16)

Payment for mineral property (17)

Payment for mineral property (18)

Payment for mineral property (19)

		775,000 200,000 67,362 1,664,999 1,224,999 440,000 100,000 100,000 60,000 30,000 25,000 50,000	$116,250 $30,000 $10,104 $249,750 $183,750 $440,000 $15,000 $15,000 $9,000 $4,500 $3,750 $7,500

Fiscal 2001

Exercise of stock options

Exercise of share purchase warrants (20)

Private Placement (21)

Payment for mineral property (22)

Payment for mineral property (23)

Payment for mineral property (24)

Payment for mineral property (25)

Payment for mineral property (26)

Payment for mineral property (27)

Payment for mineral property (28)

		300,000 455,000 1,810,000 50,000 200,000 50,000 50,000 20,000 100,000 50,000	$45,000 $70,250 $181,000 $10,000 $20,000 $7,500 $5,000 $2,600 411,000 $6,000

Fiscal 2002 (The Company consolidated its share capital on the basis of five old shares for one new share pursuant to a Special Resolution dated 12/7/2001)	Exercise of stock options Payment for mineral property (29) Private Placement (30)	250,000 50,000 1,000,000	$37,500 $3,500 $100,000

	Nature of Share Issuance	Number of Shares (Post-consolidation)	Capital Raised
Fiscal 2002	Private Placement (31) Payment for mineral property (32) Issued in payment of debt (33)	1,000,000 20,000 1,127,427	$100,000 $2,800 $169,114

Fiscal 2003	Private Placement (34) Private Placement (35) Private Placement (36) Private Placement (37) Exercise of share purchase warrants (38)	1,400,000 2,404,000 1,905,000 250,000 720,000	$195,000 $300,500 $355,000 $50,000 $108,000

Fiscal 2004	Private Placement (39) Broker Commission (40) Private Placement (41) Exercise of share purchase warrants (42) Exercise of stock options (43) Payment for mineral property (44)	2,855,500 100,000 4,815,000 248,760 151,500 160,000	$428,325 $15,000 $963,000 $172,100 $30,300 $29,000

Fiscal 2005	Private placement (45) Broker commission (46) Private placement (47) Broker commission (48) Private placement (49) Payment for property (50) Payment for property (51)	1,900,000 22,293 7,981,667 332,990 2,100,000 50,000 250,000	$380,00 $3,344 $1,444,750 $49,948 $420,000 $10,000 $35,000

(1)

This private placement financing consisted of 325,000 units at a price of $0.15 per unit. Each unit consisted of one “flow-through” share and one share purchase warrant exercisable to acquire one additional “flow-through” share at a price of $0.15 per share on or before December 31, 1999, or at a price of $0.20 per share on or before December 31, 2000. The mechanics of Flow Through Agreements are as follows: Certain provisions of the Canadian Income Tax Act allow companies in the resource sector to incur expenditures and renounce them in favor of the investor, who is entitled to claim them.  The Company has incurred such Canadian exploration expenses (primarily expenses incurred for determining the existence, location, extent or quality of a mineral resource in Canada in the course of carrying out geological survey and sampling work.  There is a risk to the Company that if Revenue Canada denies the deductions in the hands of the investor penalties could be levied by Revenue Canada and that the shareholders could sue the Company for damages.  The Company is confident that it is in full compliance with the Canadian Income Tax Act and does not anticipate any such difficulties.

(2)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in eleven mining claims located in the MacMurchy Township of Ontario, Canada.

(3)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the MacMurchy Township of Shining Tree, Ontario.

(4)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in nine mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(5)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the MacMurchy Township of Shining Tree, Ontario.

(6)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(7)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(8)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in eleven mining claims located in the MacMurchy Township of Ontario, Canada.

(9)

These shares were issued pursuant to the private placement described in (1) above.

(10)

This debt was owed to Bruce F. Jamieson Inc. and Bruce F. Jamieson & Co. for accounting services rendered and to Marigold Management Ltd., an unrelated company, for administrative services rendered.

(11)

This private placement consisted of the following: (a) 708,333 units consisting of one “flow-through” share and one share purchase warrant.  Each warrant was exercisable to acquire one addition “flow-through” share at a price of $0.15 per share on or before July 7, 2000, or at a price of $0.20 per share on or before July 7, 2001 and (b) 956,666 units consisting on one share and one share purchase warrant.  Each warrant was exercisable to acquire one additional share at a price of $0.15 per share on or before July 7, 2000, or at a price of $0.20 per share on or before July 7, 2001.

(12)

This private placement consisted of the following: (a) 1,091,666 units consisting of one “flow-through” share and one share purchase warrant.  Each share purchase warrant was exercisable to acquire one additional “flow-through” share at a price of $0.15 per share on or before January 21, 2001, or at a price of $0.20 per share on or before January 31, 2002 and (b) 133,333 units consisting of one share and one share purchase warrant.  Each share purchase warrant was exercisable to acquire one additional share at a price of $0.15 per share on or before January 21, 2001 or at a price of $0.20 per share on or before January 21, 2002.

(13)

Each unit of this private placement consisted of: (a) Four “flow-through” shares and four share purchase warrants.  Each share purchase warrant was exercisable to acquire one additional “flow-through” share at a price of $0.25 per share on or before March 22, 2001 and (b) One share and one share purchase warrant.  Each share purchase warrant was exercisable to acquire one additional share at a price of $0.25 per share on or before March 22, 2001.

(14)

By an Option Agreement dated August 10, 1998, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in nine mineral claims located in the MacMurchy Township of Shining Tree, Ontario, for consideration of 150,000 shares of the Company’s capital stock.

(15)

By an Option Agreement dated August 10, 1998, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario, for consideration of 150,000 shares of the Company’s capital stock.

(16)

By an Option Agreement dated August 4, 1998, the Company acquired a 100% interest (subject to a 3% net smelter returns royalty) in four mineral claims located in the MacMurchy Township, Ontario for consideration of 100,000 shares of the Company’s capital stock.

(17)

By an Agreement dated June 18, 1999, the Company acquired a 100% interest in three mineral claims located in the MacMurchy and Kelvin Townships, Ontario for consideration of 30,000 shares of the Company’s capital stock.

(18)

By an Agreement dated June 18, 1999, the Company acquired a 100% interest in one mineral claim located in the MacMurchy Township, Ontario for consideration of 25,000 shares of the Company’s capital stock.

(19)

By an Agreement dated March 6, 2000, the Company acquired a right to earn a 100% interest (subject to a 2% net smelter returns royalty) in thirty-three claim units located in the MacMurchy Township, Ontario.

(20)

These were exercised from prior private placement financings. 420,000 shares (of which 60,000 were “flow-through” shares) were exercised at a price of $0.15 per share; 25,000 shares at a price of $0.25 per share; and, 10,000 “flow-through” shares at a price of $0.10 per share.

(21)

The Company sold 1,810,000 units at a price of $0.10 per unit.  Each unit consisted of one “flow-through” share and one share purchase warrant exercisable to acquire one additional “flow-through” share at a price of $0.10 per share on or before December 15, 2001 or at a price of $0.15 per share on or before December 15, 2002.

(22)

By an Agreement dated March 6, 2000, the Company acquired a right to earn a 100% interest (subject to a 2% net smelter returns royalty) in thirty-three claim units located in the MacMurchy Township.

(23)

By an Option Agreement dated October 25, 2000, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in seven mineral claims located in the MacMurchy and Fawcett Townships, Ontario.

(24)

By an Option Agreement dated October 27, 2000, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the Tyrell Township, Ontario.

(25)

By a Letter Agreement dated November 18, 1997, the Company acquired the right to earn a 100% interest (subject to a 1% net smelter returns royalty) in two mineral claims located in the Knight Township of Shining Tree, Ontario.

(26)

By a Purchase Agreement dated July 28, 2000, the Company acquired a 100% interest in one mineral claim located in the MacMurchy Township, Ontario.

(27)

By an Agreement dated January 22, 2001, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in thirty mineral claims located in the MacMurchy, Tryell and Knight Townships.

(28)

By an Agreement dated January 23, 2001, the Company acquired a 100% interest in two mineral claims located in the MacMurchy Township, Ontario.

(29)

This payment relates to the Copper Hill Project located in Ontario referred to in Note 5(a) to the Financial Statements for the Years Ended May 31, 2003 and 2002.

(30)

570,000 of these units were “flow-through” units at a price of $0.10 per unit. Each unit consisted of one pre-consolidation “flow-through” share and one pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share at a price of $0.10 per share on or before August 27, 2003.  430,000 of these units were sold at a price of $0.10 per unit. Each of these units consisted of one pre-consolidation share and one pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share at a price of $0.10 per share on or before August 27, 2003.

(31)

The Company sold 1,000,000 post-consolidation units at a price of $0.10 per unit.  Each unit consisted on one post-consolidated share and one post-consolidated share purchase warrant exercisable to acquire one additional post-consolidated share at a price of $0.10 per share on or before February 4, 2003.

(32)

This payment relates to the Copper Hill Project located in Ontario referred to in Note 5(a) to the Financial Statements for the Years Ended May 31, 2003 and 2002.

(33)

These debts were to the following individuals and companies for services rendered:

a.

Michael J. Casselman, an officer of the Issuer, for debt owing in the amount of $9,800;

b.

Rita Chow, an unrelated party, for debt owing in the amount of $15,000;

c.

Donegal Developments Ltd., a private company owned by Seamus Young who is an officer and director of the Issuer, for debt owing in the amount of $31,718.73;

d.

Miller Thomson LLP, an unrelated legal firm, for debt owing in the amount of $22,165,30;

e.

Richards Buell Sutton, an unrelated legal firm, for debt owing in the amount of $32,881.95;

f.

T-Bags Management Inc., a private company owned by Seamus Young who is an officer and a director of the Issuer, for debt owing in the amount of $15,618.44;

g.

John J. Watkins, an unrelated party, for debt owing in the amount of $10,165.00; and,

h.

Seamus Young, an officer and a director of the Issuer, for debt owing in the amount of $40,764.59

(34)

This private placement consisted of the sale of 1,300,000 units at a price of $0.15 per unit.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant was required to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before October 1, 2003 or $0.25 per share on or before October 1, 2004. 100,000 shares and 260,000 agent’s purchase warrants exercisable under these same conditions were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assisted given to the Company by Canaccord Capital Corporation in selling the units.

(35)

This private placement consisted of the sale of 2,003,333 units at a price of $0.15 per unit.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant was exercisable to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before October 7, 2003 or $0.25 per share on or before October 7, 2004.  In addition, 400,667 agent’s purchase warrants exercisable under the same conditions, and which expire on November 11, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(36)

This private placement consisted of the sale of 1,775,000 units at a price of $0.20 per unit. Each unit consisted of one share and one-half share purchase warrant.  One full warrant is exercisable to acquire one additional common share.  The full warrants have an exercise price of $0.25 per share on or before August 31, 2004 or $0.25 per share on or before August 31, 2004.  In addition 130,000 common shares and 355,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire August 31, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(37)

This private placement consisted of the sale of 250,000 units at a price of $0.20 per unit.  Each unit consisted on one share and one-half share purchase warrant exercisable to acquire one-half additional shares. The purchase warrants have an exercise price of $0.25 per share on or before September 18, 2004.  In addition, 50,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expired September 18, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee.  This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(38)

These units were related to the private placement described in (34) above.

(39)

This private placement consisted of the sale of 729,000 Flow-Through Units and 2,126,500 Non-Flow-Through Units were sold through Canaccord Capital Corporation, as agent, at a price of $0.15 per Flow-Through and Non-Flow-Through Unit. Each Flow-Through Unit consisted of one flow-through common share and one-half of one Warrant.  Each Non-Flow-Through Unit consisted of one non-flow-through common share and one Warrant.  One whole Warrant entitled the holder to purchase one additional non-flow-through common share at a price of $0.18 per for a period of 12 months from closing.  The Issuer also issued 100,000 common shares and 571,000-share purchase warrants to Canaccord Capital Corporation in connection with the offering.  These warrants have the same terms of the other warrants.

(40)

These shares were issued to Canaccord Capital in consideration for their assistance in facilitating this private placement financing.

(41)

This private placement consisted of the sale of 815,000 Flow-Through Units and 4,000,000 Non-Flow-Through Units. Each Flow-Through-Unit consisted of one flow-through common share and one warrant entitling the holder to purchase an additional flow-through-share at a price of $0.20 for a period of 12 months. Each Non-Flow-Through Unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.20 for 24 months. The Issuer issued 100,000 common shares to Canaccord Capital Corporation as consideration for waiver of their right of first refusal to provide this financing.

(42)

During the year the Company issued 248,760 common shares as a result of the exercise of share purchase warrants at a price of $0.18 for total cash consideration of $172,100.

(43)

During the year the Company issued 151,500 common shares as a result of the exercise of incentive stock options at a price of $0.20 for total cash consideration of $30,300.

(44)

During the year, the Company issued 160,000 shares pursuant to   property acquisition option agreements. This payment relates to the Copper Hill Project located in Ontario referred to in Note 6(a) to the Financial Statements for the Years Ended May 31, 2004 and 2003.

(45)

These units were issued pursuant to a brokered private placement of 1,900,000 flow-through units at $0.20 per unit.  Each unit consisted of one flow-through share, one half of one transferable warrant exercisable at a price of $0.40 on or before May 19, 2006 and one-half of one transferable warrant exercisable to purchase one non-flow-through share at a price of $0.80 on or before May 19, 2007.

(46)

These units totaling 22,293 were issued pursuant to a financing commission payable to the agent at a price of $0.15 per unit.

(47)

These units were issued pursuant to a private placement of 4,950,000 flow-through units at a price of $0.20 and 3,031,667 non-flow-through units at a price of $0.15 per unit.  Each flow-through unit consists of one flow-through share, one-half of one transferable warrant exercisable at a price of $0.40 on or before April 12, 2006, and one-half of one transferable warrant exercisable at a price of $0.80 on or before April 12, 2007.  Each non-flow-through unit consists of one non-flow-through common share, one-half of one transferable warrant exercisable at a price of $0.35 on or before April 12, 2006 and one-half of one transferable warrant exercisable at a price of $0.75 on or before April 12, 2007.

(48)

These units totaling 332,990 were issued pursuant to a financing commission payable to the agent at a price of $0.15 per unit.

(49)

These flow-through units were issued pursuant to a private placement of 2,100,000 units at a price of $0.20 per unit.  Each unit consists of one flow-through share and one-half of one share purchase warrant exercisable at a price of $0.25 on or before August 16, 2005.

(50)

The Company issued 50,000 shares pursuant to an option agreement to purchase a house in Gowganda, Ontario at a deemed price of $0.20 per share.

(51)

The Company issued 250,000 shares pursuant to property acquisition option agreements valued at $35,000.

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______________________________________________________________________________

______________________________________________________________________________

Capital Expenditures

Fiscal Year

Fiscal 1999	Nil
Fiscal 2000	Nil
Fiscal 2001	$7,648
Fiscal 2002	Nil
Fiscal 2003	$21,538
Fiscal 2004	$47,508
Fiscal 2005	$7,971

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

For the past three years, the Company has been active in mineral exploration work in Canada in the provinces of Ontario, British Columbia, Yukon Territory, and Saskatchewan. The Company is currently concentrating the majority of its efforts on its Nor Property in the Yukon Territory and the Copper Hill Property, which is located in Ontario. The Company has been inactive for the past three years on its Bear River Project, which is located in the Skeena Mining Division in British Columbia; however, management plans to carry out exploration work on this project during Fiscal 2006.

Copper Hill Gold Project, Larder Lake Mining Division, Ontario, Canada

Location and Access to Copper Hill Gold Project

The Copper Hill property is situated in northeastern Ontario about 85 km. southeast of Timmins covering an area of 58 sq. mile (Figure 1). It is located along Highway 560 about 10 km. east of the hamlet of Shining Tree, in the Larder Lake Mining Division, NTS 41 P/11. Provincial Highway 560 crosses through the middle the property. The Bay Lumber road and several secondary old logging and forestry roads provide access to the interior parts of the property. See Figure for local location map.

The property consists of a group of 224 wholly owned mineral claims located in MacMurchy, Natal, Tyrrell, Leonard, and Churchill Townships. The company needs to spend CDN$313,442, which equates to CDN$400 per claim unit annually to keep the property in good standing for one year.

Location Map: Figure 1

Claim Map Of The Copper Hill Gold Project

During Fiscal 2002 the Company acquired a 100% interest in seven mining claims (68 units) contiguous with its Copper Hill Project. The company acquired it interest in these claims from Charles Webster, an unrelated party, by paying Mr. Webster 50,000 shares of its common stock. The Company also did fieldwork in the Golden Sylvia area of the Copper Hill Project. This fieldwork consisted of geological mapping; detailed rock sampling and exploratory drilling.

The shareholders of the Company approved a name change from KRL Resources Corp. to International KRL Resources Corp. on December 7, 2001 and at the same time approved a consolidation of the Company’s issued and unissued common shares on a basis of five old shares for one new share. Both the name change and the share consolidation became effective on March 6, 2002 with the approval from the TSX Venture Exchange.

During Fiscal 2003, the Company continued exploration work on its Copper Hill Project. On October 9, 2002, the Company sold 1,300,000 units for gross proceeds of $195,000. These funds were used for further exploration work on the Golden Sylvia portion of the Copper Hill Project. After three months of work, on January 6, 2003, the Company announced that it had completed this program and would begin to drill test the results of the findings. A 1500-meter drill hole program was started on February 13, 2003. This program consisted of ten drill holes, five of which were completed by March 3, 2003. An additional three drill holes were completed by the end of March 2003. The Company announced at the end of March 2003 that the drill program had been expanded from 1500 meters to 2500 meters and would consist of twelve drill holes. This program was completed on April 15, 2003.

During Fiscal 2004 the Company continued work on the Copper Hill Project. On October 30, 2003, the Company announced that it begun a new drill program on the Jude Zone (formerly called the Golden Sylvia Zone) and the adjacent Golden Sylvia Iron Formation Zone. Four drill holes were completed by November 5, 2003.  Two of these were on the Jude Zone and two were on the Golden Sylvia Iron Formation Zone. Two additional drill holes were completed on the Golden Sylvia Iron Formation Zone by November 13, 2003.

On November 17, 2003, management announced that they planned to expand their exploration program at the Copper Hill Project to include searching for nickel.

On December 1, 2003, the Company announced that it had received assay data for all of the drill holes completed during the program announced on October 30, 2003, on both the Jude Zone and the Golden Sylvia Iron Formation Zone. The Golden Sylvia Iron Formation Zone was the main focus of this particular drill program and, because of the results obtained from the drilling; management decided that the Company would continue a systematic exploration program to fully evaluate the Zone along strike and at depth.

On December 2, 2003, the Company announced that it had acquired an additional ten kilometers of unexplored iron formation located to the south, southeast of the Golden Sylvia Iron Formation Zone.

On December 9, 2003, the Company announced that it had entered into an agreement to acquire an additional forty-seven mineral claims in the area.

On January 29, 2004 RAB Special Situations L.P., an unrelated financial institution located in the United Kingdom, announced that it had subscribed for 3,900,000 units of the Company at a price of $0.20 per share. Each unit consisted of one common share and one non-transferable share purchase warrant which entitled RAB Financial to purchase an additional share at a rice of $0.20 for a period of one year. (This transaction took place off the market by way of a private placement.)

On February 9, 2004, the Company announced that it had entered into an option agreement with a private unrelated company called Hemlo North Shore Inc. to jointly explore the Decker Claim Block located in the northeast portion of the Company’s Copper Hill Property. Under the terms of this agreement, Hemlo North Shore Inc. agreed to spend a total of $1.2 million on the project over a four-year period to earn a 50% interest in the Decker Claim Block with a minimum annual commitment of $300,000 per year. On February 18, 2004, the Company and Hemlo North Shore Inc. began a 1040-meter drill program on the project.

ON March 3, 2004, the Company began a high-resolution, fixed-wing airborne geophysical survey on the Copper Hill Project.

On March 25, 2004, the Company announced that it had completed a 1009 meter drill program, consisting of five drill holes, on the LG Zone located with the Copper Hill Project as well as three drill holes on the Tiger Zone, which is located approximately 300 meters to the south-east. The Company will use the results of this drill program to plan further exploration activity in this area once they are available.

On June 10, 2004, the Company started a reverse circulation-drilling program on the Golden Sylvia Iron Formation Zone located within the Copper Hill Project. This program consists of nine vertical reverse circulation drill holes totaling 1,115 meters.  On June 24, 2004, the Company announced that it had completed eight of the nine drill holes and was, at that time, drilling the ninth hole.  All of the drill holes, which were completed, were drilled to a depth of approximately 100 meters. The Company completed this drill program on July 6, 2004.

In August/September 2005, International KRL Resources Corp. drilled CH-05-14 to test the GEOTEM conductor in the middle of North Foley Lake, located on the eastern extension of the Red Dome Rhyolite on the Copper Hill Property. The 600 m long conductor, striking roughly north-west/south-east and dipping to the south-west, was identified by a GEOTEM airborne electromagnetic survey carried out in the winter 2004.

The 351m hole intersected a sequence of fragmental felsic volcanics, chert and mafic volcanics with moderate carbonate, minor sericite and local hematite alteration. No significant assay results were identified in this unit. The last 3.9 meters of the hole returned a weighted average of 0.8grams/tonne gold. The Qualified Person for this project is J. L. LeBel (P.Eng.).

In 2005, the Company also carried out an extensive prospecting, mapping and rock chip sampling program covering all the magnetic and EM conductors identified by the airborne survey carried out in 2004. The results of this survey will be released as soon as they have been compiled.

Claim List: International KRL Resources Corp.’s Copper Hill Project

CHURCHILL	3014504	2004-Aug-30	2006-Aug-30	100%	$5,600	$0
CHURCHILL	4208295	2006-Apr-13	2008-Apr-13	100%	$6,400	$0
KELVIN	4209683	2006-May-10	2008-May-10	100%	$3,600	$0
KELVIN	4208285	2006-May-10	2008-May-10	100%	$1,600	$0
KNIGHT	1131021	1991-Jan-08	2006-Aug-25	100%	$400	$5,200
KNIGHT	1131022	1991-Jan-08	2006-Aug-25	100%	$400	$5,200
KNIGHT	1131035	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131036	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131037	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131038	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131041	1991-Jan-08	2009-Jan-08	100%	$400	$6,400
KNIGHT	1131042	1991-Jan-08	2009-Jan-08	100%	$400	$6,400
KNIGHT	1131043	1991-Jan-08	2009-Jan-08	100%	$400	$6,400
KNIGHT	1131044	1991-Jan-08	2009-Jan-08	100%	$400	$6,400
KNIGHT	1131046	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131048	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131049	1990-Apr-06	2007-Apr-06	100%	$400	$6,400

KNIGHT	1131050	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131051	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131052	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131053	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131054	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131055	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131056	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131057	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131059	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131070	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131071	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131073	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131074	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131075	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131076	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131077	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131078	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1189822	1992-Jun-15	2007-Jan-15	100%	$400	$4,800
KNIGHT	1189823	1992-Jun-15	2007-Jan-15	100%	$400	$4,800
KNIGHT	1189824	1992-Jun-15	2007-Jan-15	100%	$400	$4,800
KNIGHT	1189825	1992-Jun-15	2007-Jan-15	100%	$400	$4,800
KNIGHT	1189826	1992-Jun-15	2007-Jan-15	100%	$400	$4,800
KNIGHT	1189827	1992-Jun-15	2007-Jan-15	100%	$400	$4,800
KNIGHT	1189828	1992-Jun-15	2007-Jan-15	100%	$400	$4,800
KNIGHT	1193325	1994-Jan-25	2006-Aug-25	100%	$3,600	$36,000
KNIGHT	1202743	1995-Mar-14	2006-Aug-29	100%	$400	$3,600
KNIGHT	1203244	1995-Mar-14	2006-Aug-29	100%	$1,200	$10,800
KNIGHT	1204629	1996-Sep-18	2006-Sep-18	100%	$400	$3,200
KNIGHT	1219919	1996-Sep-23	2006-Aug-25	100%	$400	$2,800
KNIGHT	1220378	1996-Sep-18	2006-Sep-18	100%	$400	$3,200
KNIGHT	1221670	1996-Oct-23	2009-Jan-23	100%	$400	$4,000
KNIGHT	1221681	1996-Oct-25	2006-Oct-25	100%	$400	$3,200
KNIGHT	1221682	1996-Oct-25	2006-Oct-25	100%	$400	$3,200
LEONARD	3014505	2004-Jul-28	2006-Jul-28	100%	$800	$0
LEONARD	3014506	2004-Jul-28	2006-Jul-28	100%	$800	$0
MACMURCHY	1131930	1990-Apr-03	2007-Apr-03	100%	$400	$6,400
MACMURCHY	1131931	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1131932	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1131933	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1131934	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1131940	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1131941	1990-Apr-03	2006-Aug-04	100%	$184	$6,216
MACMURCHY	1131942	1990-Apr-03	2006-Aug-04	100%	$264	$6,136
MACMURCHY	1145897	1990-Apr-09	2007-Apr-09	100%	$400	$6,400
MACMURCHY	1146533	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
MACMURCHY	1146644	1990-Apr-03	2006-Aug-04	100%	$400	$6,000

MACMURCHY	1146645	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1146646	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1146647	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1146648	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147074	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1147075	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147076	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147077	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147104	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1147105	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147106	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147107	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147114	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1147115	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147116	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147117	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147118	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147124	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1147125	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147126	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147127	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1185697	1991-Dec-04	2006-Dec-04	100%	$1,200	$15,600
MACMURCHY	1185723	1991-Dec-04	2006-Dec-04	100%	$400	$5,200
MACMURCHY	1185816	1991-Dec-04	2006-Dec-04	100%	$800	$10,400
MACMURCHY	1190912	1992-Sep-08	2006-Sep-08	100%	$1,200	$14,400
MACMURCHY	1190916	1993-Jun-15	2007-Jan-15	100%	$3,200	$35,200
MACMURCHY	1200167	1993-Dec-08	2006-Dec-08	100%	$800	$8,800
MACMURCHY	1200824	1993-Dec-08	2006-Dec-08	100%	$1,559	$17,641
MACMURCHY	1200825	1993-Dec-08	2006-Dec-08	100%	$400	$4,400
MACMURCHY	1201534	1995-Feb-06	2006-Sep-06	100%	$400	$3,600
MACMURCHY	1202537	1994-Mar-29	2006-Aug-29	100%	$1,600	$16,000
MACMURCHY	1202562	1994-Apr-15	2007-Apr-15	100%	$400	$4,400
MACMURCHY	1204265	1994-Nov-22	2006-Nov-22	100%	$1,200	$12,000
MACMURCHY	1204266	1994-Nov-22	2006-Nov-22	100%	$400	$4,000
MACMURCHY	1204267	1994-Nov-22	2006-Nov-22	100%	$236	$4,164
MACMURCHY	1211782	1996-Feb-09	2007-Feb-09	100%	$6,000	$54,000
MACMURCHY	1211834	1996-Mar-20	2006-Aug-29	100%	$400	$3,200
MACMURCHY	1211836	1996-Mar-20	2007-Mar-20	100%	$3,200	$22,400
MACMURCHY	1211837	1996-Mar-20	2007-Mar-20	100%	$4,800	$33,600
MACMURCHY	1211841	1996-Mar-20	2006-Aug-29	100%	$4,800	$38,400
MACMURCHY	1220066	1998-May-25	2006-Sep-25	100%	$1,200	$7,200
MACMURCHY	1222580	1998-Apr-03	2006-Aug-04	100%	$1,200	$7,200
MACMURCHY	1222627	1998-Feb-13	2007-Feb-13	100%	$3,600	$25,200
MACMURCHY	1222629	1998-Feb-19	2007-Feb-19	100%	$1,200	$8,400
MACMURCHY	1222958	1999-Jun-04	2007-Jan-15	100%	$400	$2,000
MACMURCHY	1222959	1999-Jun-04	2007-Jan-15	100%	$400	$2,000

MACMURCHY	1222960	1999-Jun-04	2007-Jan-15	100%	$400	$2,000
MACMURCHY	1224380	1998-May-25	2006-Sep-25	100%	$2,800	$16,800
MACMURCHY	1224505	1997-Sep-08	2006-Sep-08	100%	$800	$5,600
MACMURCHY	1224506	1997-Sep-08	2006-Sep-08	100%	$800	$5,600
MACMURCHY	1225405	1997-Nov-12	2006-Nov-12	100%	$800	$5,600
MACMURCHY	1226329	1997-Dec-08	2006-Dec-08	100%	$400	$2,800
MACMURCHY	1226330	1997-Dec-08	2006-Dec-08	100%	$400	$2,800
MACMURCHY	1226331	1997-Dec-08	2006-Dec-08	100%	$400	$2,800
MACMURCHY	1229034	1997-Sep-08	2006-Sep-08	100%	$3,600	$25,200
MACMURCHY	1229049	1997-Sep-08	2006-Sep-08	100%	$400	$2,800
MACMURCHY	1231638	1998-Aug-12	2006-Aug-12	100%	$1,200	$7,200
MACMURCHY	1231639	1998-Aug-12	2006-Aug-12	100%	$1,200	$7,200
MACMURCHY	1236486	1999-Jun-04	2007-Jan-15	100%	$400	$2,000
MACMURCHY	1236515	1999-Jun-04	2007-Jan-15	100%	$400	$2,000
MACMURCHY	1236517	1999-Jun-04	2007-Jan-15	100%	$1,200	$6,000
MACMURCHY	1239106	2000-Mar-29	2006-Aug-29	100%	$1,200	$4,800
MACMURCHY	1239107	2000-Mar-29	2006-Aug-29	100%	$2,400	$9,600
MACMURCHY	1239109	2000-Jun-27	2007-Jan-15	100%	$1,600	$6,400
MACMURCHY	1239224	2000-Mar-08	2006-Aug-29	100%	$2,000	$8,000
MACMURCHY	1239225	2000-Mar-08	2006-Aug-29	100%	$1,600	$6,400
MACMURCHY	1239227	2000-Mar-08	2006-Aug-29	100%	$3,600	$14,400
MACMURCHY	1239260	2000-Mar-17	2006-Aug-29	100%	$3,200	$12,800
MACMURCHY	1239330	2000-Mar-06	2006-Aug-29	100%	$4,800	$19,200
MACMURCHY	1239331	2000-Mar-06	2006-Aug-29	100%	$800	$3,200
MACMURCHY	1239332	2000-Mar-29	2006-Aug-29	100%	$400	$1,600
MACMURCHY	1239333	2000-Mar-29	2006-Aug-29	100%	$3,200	$12,800
MACMURCHY	1240182	2000-Apr-17	2007-Apr-17	100%	$800	$4,000
MACMURCHY	1242396	2001-Feb-05	2006-Sep-06	100%	$3,200	$9,600
MACMURCHY	1242397	2001-Feb-05	2007-Feb-05	100%	$800	$3,200
MACMURCHY	3001886	2002-May-08	2006-Sep-25	100%	$1,200	$2,400
MACMURCHY	3014502	2004-Aug-30	2006-Aug-30	100%	$4,800	$0
MACMURCHY	3014503	2004-Aug-30	2006-Aug-30	100%	$800	$0
MACMURCHY	4203926	2005-Mar-31	2007-Mar-31	100%	$6,000	$0
MACMURCHY	4203927	2005-Mar-31	2007-Mar-31	100%	$4,000	$0
MACMURCHY	4206250	2005-Mar-31	2007-Mar-31	100%	$5,200	$0
MACMURCHY	4206251	2005-Apr-13	2007-Apr-13	100%	$3,600	$0
MACMURCHY	4206252	2005-Mar-31	2007-Mar-31	100%	$5,200	$0
MACMURCHY	4206253	2005-Mar-31	2007-Mar-31	100%	$6,400	$0
MACMURCHY	4206254	2005-Mar-31	2007-Mar-31	100%	$400	$0
MACMURCHY	4206255	2005-Mar-31	2007-Mar-31	100%	$400	$0
MACMURCHY	4206256	2005-Mar-31	2007-Mar-31	100%	$400	$0
MACMURCHY	4206257	2005-Mar-31	2007-Mar-31	100%	$6,400	$0
MACMURCHY	4206258	2005-Mar-31	2007-Mar-31	100%	$2,400	$0
MACMURCHY	4207075	2006-Feb-23	2008-Feb-23	100%	$400	$0
MACMURCHY	4208283	2006-Apr-06	2008-Apr-06	100%	$1,600	$0
MACMURCHY	4208284	2006-Apr-06	2008-Apr-06	100%	$800	$0

MACMURCHY	4208293	2006-Apr-13	2008-Apr-13	100%	$6,000	$0
MACMURCHY	4208294	2006-Apr-13	2008-Apr-13	100%	$6,400	$0
MACMURCHY	4208296	2006-Apr-13	2008-Apr-13	100%	$4,400	$0
MACMURCHY	4208297	2006-Apr-13	2008-Apr-13	100%	$6,400	$0
MACMURCHY	4208298	2006-Apr-13	2008-Apr-13	100%	$4,800	$0
MACMURCHY	4208299	2006-Apr-13	2008-Apr-13	100%	$400	$0
MACMURCHY	4208300	2006-Apr-13	2008-Apr-13	100%	$1,200	$0
MACMURCHY	4208301	2006-Apr-13	2008-Apr-13	100%	$1,600	$0
MACMURCHY	4209657	2006-Feb-23	2008-Feb-23	100%	$6,400	$0
MACMURCHY	4209658	2006-Feb-23	2008-Feb-23	100%	$4,000	$0
MACMURCHY	4209659	2006-Apr-06	2008-Apr-06	100%	$400	$0
MACMURCHY	4209686	2006-Apr-06	2008-Apr-06	100%	$3,600	$0
MACMURCHY	4209688	2006-Apr-06	2008-Apr-06	100%	$6,400	$0
MACMURCHY	4209689	2006-Apr-06	2008-Apr-06	100%	$800	$0
NATAL	1094977	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1094978	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1094979	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1094980	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1094981	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1094982	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1094983	1990-Oct-12	2006-Oct-12	100%	$250	$5,750
NATAL	1094984	1990-Oct-12	2006-Oct-12	100%	$400	$5,600
NATAL	1094985	1990-Oct-12	2006-Oct-12	100%	$195	$5,805
NATAL	1094986	1990-Oct-12	2006-Oct-12	100%	$195	$5,805
NATAL	1131023	1991-Jan-08	2006-Aug-25	100%	$400	$5,200
NATAL	1131024	1991-Jan-08	2006-Aug-25	100%	$400	$5,200
NATAL	1131025	1991-Jan-08	2006-Aug-25	100%	$400	$5,200
NATAL	1131026	1991-Jan-08	2006-Aug-25	100%	$353	$5,247
NATAL	1131027	1991-Jan-08	2006-Aug-25	100%	$353	$5,247
NATAL	1131028	1991-Jan-08	2006-Aug-25	100%	$353	$5,247
NATAL	1131029	1991-Jan-08	2006-Aug-25	100%	$400	$5,200
NATAL	1131033	1991-Jan-08	2006-Aug-25	100%	$400	$5,200
NATAL	1131039	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
NATAL	1131040	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
NATAL	1131047	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
NATAL	1131072	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
NATAL	1131079	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
NATAL	1133929	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133930	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133931	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133932	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133933	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133934	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133935	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133936	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133937	1990-Apr-10	2007-Apr-10	100%	$400	$6,400

NATAL	1133938	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1134039	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1134040	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1134041	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1134042	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1134043	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1134044	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1134045	1990-Aug-31	2006-Aug-31	100%	$280	$5,720
NATAL	1134046	1990-Aug-31	2006-Aug-31	100%	$280	$5,720
NATAL	1134047	1990-Oct-12	2006-Oct-12	100%	$376	$5,624
NATAL	1134048	1990-Oct-12	2006-Oct-12	100%	$219	$5,781
NATAL	1189056	1992-Mar-27	2006-Aug-29	100%	$144	$5,056
NATAL	1189829	1992-Jun-26	2007-Jan-15	100%	$400	$4,800
NATAL	1189830	1992-Jun-26	2007-Jan-15	100%	$400	$4,800
NATAL	1193300	1993-Dec-21	2006-Dec-21	100%	$6,400	$70,400
NATAL	1193301	1994-Jan-17	2006-Aug-25	100%	$4,800	$48,000
NATAL	1193302	1994-Jan-17	2006-Aug-25	100%	$1,200	$12,000
NATAL	1193304	1994-Jan-17	2006-Aug-25	100%	$800	$8,000
NATAL	1193322	1994-Jan-25	2006-Aug-25	100%	$800	$34,400
NATAL	1193323	1994-Jan-25	2006-Aug-25	100%	$400	$4,000
NATAL	1193324	1994-Jan-25	2006-Aug-25	100%	$195	$4,205
NATAL	1202484	1994-Feb-21	2007-Feb-21	100%	$6,000	$66,000
NATAL	1239226	2000-Mar-08	2006-Aug-29	100%	$4,000	$16,000
NATAL	1239228	2000-Mar-17	2006-Aug-29	100%	$6,400	$25,600
NATAL	1239325	2000-Mar-17	2006-Aug-29	100%	$6,400	$25,600
NATAL	4208288	2006-Apr-13	2008-Apr-13	100%	$4,800	$0
NATAL	496696	1978-Jan-31	2008-Jun-01	100%	$400	$6,000
TYRRELL	1145916	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
TYRRELL	1146422	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
TYRRELL	1179361	1992-Sep-08	2006-Sep-08	100%	$6	$20,794
TYRRELL	1190913	1992-Sep-08	2006-Sep-08	100%	$800	$9,600
TYRRELL	1190914	1992-Sep-08	2006-Sep-08	100%	$400	$4,800
TYRRELL	1193848	1996-Sep-18	2006-Sep-18	100%	$400	$3,200
TYRRELL	1202771	1998-Apr-06	2007-Apr-06	100%	$2,800	$19,600
TYRRELL	1219994	1996-Sep-18	2006-Sep-18	100%	$400	$3,200
TYRRELL	1219995	1996-Sep-18	2006-Sep-18	100%	$400	$3,200
TYRRELL	1239334	2000-Mar-29	2006-Aug-29	100%	$1,200	$4,800
TYRRELL	1239335	2000-Apr-10	2007-Apr-10	100%	$2,400	$12,000
TYRRELL	4208286	2006-Apr-13	2008-Apr-13	100%	$400	$0
TYRRELL	4208287	2006-Apr-13	2008-Apr-13	100%	$800	$0
TYRRELL	4208289	2006-May-10	2008-May-10	100%	$800	$0

Nor Property, Yukon Territory, Canada (Uranium)

The Nor Uranium Property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 250km north of Dawson City, Yukon Territory.  The property exhibits some similarities to the Olympic Dam Geology Model in Australia, including some similarities in geology, presence of anomalous uranium, copper, gold and rare earth elements and very large magnetic and gravity anomalies.  The property has not previously been explored as a uranium target.

The Nor Property is comprised of 236 claims covering 48 sq.km and is an iron oxide/copper/gold (IOCG) target. The property is associated with a large gravity and magnetic anomaly with the Nor heterolithic hematite-rich diatreme breccia outlined along an 8km strike. The Nor Property is underlain by Proterozoic rocks of the Wernecke Supergroup that have been intruded by a heterolithic, hematite- rich diatreme breccia. The property is located on the east side of the Richardson Mountains in an area that is transacted by the Richardson Fault array. These faults are part of a major rift system that became active during Proterozoic time and has remained active since that time during the development of the Cordillera. The exposure of Proterozoic rocks is a faulted-bounded outlier that is surrounded by Paleozoic sedimentary rocks that dip gently away to the east and west from the Nor Property.

International KRL acquired the right to earn a 100% interest subject to a 2% NSR by an option agreement signed in October, 2004.  The terms of the option are detailed in note 6(b) in the financial statements.  Since signing the option, the Company has staked additional ground contiguous to, and in the vicinity of, the property.

The Nor Property now comprises 282 claims. In 2005 International KRL Resources Corp. carried out a geophysics and geochemical sampling program. The aeromagnetic helicopter survey was flown by McPhar Geosurveys Ltd. (McPhar) using a high-sensitivity caesium magnetometer. The magnetometer bird was flown at a nominal height of 45m. The survey totalled 1155 km on 155 flight lines (100m spacing), plus 123 km on 8 tie lines (1 km spacing). The flight lies were flown at an azimuth of 65o and the perpendicular tie lines at 155o. The data were field processed by McPhar then forwarded to their Newmarket office for final levelling and filtering.

The survey was successful in defining many obvious and more subtle features of the Richardson fault array as well as providing high resolution magnetic coverage of the Nor ridge. Standard colour contoured Total Magnetic Intensity (TMI) map a collection of filtered and derivative maps were produced and a presentation of the survey was given to the Company by VOX Geoscience Ltd. The Qualified Person for the geophysical portion of the project is Ken Robertson (P.Geo.).

The Company also completed a geochemical soil survey on the property.  Over 1,100 soil samples were collected for analysis from a surveyed grid on the property this year. Soil samples were collected at 50m intervals along survey lines spaced at 400m and 200m apart. Geochemical analyses for 36 elements were conducted by Acme Analytical Labs in Vancouver.  Sampling was conducted by a crew from Ryanwood Exploration under the direction of Mark Terry, the on-site company geologist.  The Qualified Person for the program is Michael H. Sanguinetti, P. Eng.

Initial evaluation of the geochemical results has shown coincident copper and uranium anomalies extending intermittently along 8.5 kilometres over the surveyed length of the property.  In addition, coincident rare earth element (REE) anomalies occur along the anomalous copper-uranium trend.  Evaluation of the geochemical anomalies with the results of geological mapping, rock sampling and the induced polarization survey is in progress and will be reported in a timely manner.

Carswell Property, Saskatchewan – Uranium

The Carswell uranium property is located on the Carswell Dome Formation in the Athabasca Basin. Subsequent to the period end, the Company granted an option to Essendon Solutions Inc. to acquire a 50% interest in the property for total present and future consideration of $25,000, 200,000 shares and a commitment to expend $100,000 on exploration on the property.

Plan Of Operations

Source of Funds for Fiscal 2005/2006

The Company’s primary source of funds since incorporation has been through the issuance of common shares and share purchase warrants.

The Company had working capital of $1,405,952 at August 31, 2005 and a working capital of $1,439,778 at May 31, 2005.

Source of Funds for Fiscal 2004/2005

The Company’s primary source of funds since incorporation has been through the issuance of common shares and share purchase warrants.

The Company had working capital of $27,612 at 5/31/2003 and a working capital deficit of ($35,058) at 5/31/2002.

Subsequent to the end of Fiscal 2003, May 31, 2003, the Company has raised $1,479,626 through private placement financings, the exercise of share purchase options and the exercise of share purchase warrants.

Use of Funds for Fiscal 2004/2005

During Fiscal 2004 and Fiscal 2005, respectively, the Company estimates that it might expend $300,000 and $345,000 on general/administrative expenses.  During Fiscal 2004 and Fiscal 2005, respectively, the Company estimates that it might expend $1.0 million and $1.5 million on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

The Company will continue to focus the majority of its efforts on the further exploration of the Nor and Copper Hill properties.  The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company generated no revenue during the last three years.

At 5/31/2005, 5/31/2004, 5/31/2003, and 5/31/2002, respectively: all of the Company’s assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration activities require permits from Canada’s governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

International KRL Resources Corp was incorporated under the Company Act of the Province of British Columbia on July 10, 1978 under the name Kingdom Resources Ltd. On November 27, 1989 the name was changed to KRL Resources Corp. and on March 6, 2002, the name was changed to International KRL Resources Corp.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 1,500 sq. ft. at 789 West Pender Street, #570, Vancouver, British Columbia, Canada V6C 1H2.  The Company began occupying these facilities in April 2005.  Monthly rent is $1,821.11.

The Company is concentrating all of its efforts in Canada. What follows is a discussion of the Company’s interests in Canada.

The Shinning Tree/Copper Hill/Golden Sylvia Property

Acquisition Details

The Company owns or has the option to acquire a 100% interest in mining claims and leased claims comprising 850 contiguous units covering approximately 13,200 hectares of Provincial Crown lands. The claims were acquired either by staking or pursuant to numerous property acquisition agreements entered into by the Company since 1991. All of these claims are in good standing through 2005. The property acquisition agreements are described below:

Property Description and Location

This property is located in the Canadian province of Ontario and covers portions of the MacMurchy, Kelvin, Fawcett, Tyrell, Natal, Leonard and Churchill Townships. The claims are approximately 54 miles south of the city of Timmins and are within 3 miles of the junctions of the Grassy Lake Road and Canadian Highway 560.

Local Resources, Infrastructure and Physiography

Most of the claims on this property are accessible by existing paved or gravel roads.

The topography on the property is of moderate relief of about 75 meters with rounded rock knolls covered in part by glacial gravel and sand deposits and separated by cedar swamps.  Approximately 50% of the property is covered by mature pine forest, large parts of which have recently been logged.

The climate is typical of northern Ontario, in that it is very cold in the winter and warm in the summers.  The precipitation is moderate.

Future Plans by International KRL Resources

The Issuer is currently engaged in exploratory work on the Nor Property in the Yukon and Copper Hill Property in Shining Tree, Ontario. The most recent work on the Nor Property consisted aeromagnetic survey, geochemistry analysis, and mapping. On the Copper Hill Property the most recent work consisted of a diamond drill program and down hole geophysical survey.

The Company plans to continue its exploration work on the Nor and Copper Hill properties and management will formulate a work program for 2006 at a later date.

Nor Property, Yukon Territory (Uranium)

Acquisition Details

International KRL acquired the right to earn a 100% interest subject to a 2% NSR by an option agreement signed in October, 2004.  Pursuant to an Option Agreement dated October 28, 2004 the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 52 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash consideration:

(i)

$7,500 paid within 5 days of agreement;

(ii)

a further $20,000 paid on June 1, 2005;

(iii)

a further $30,000 to be paid on December 1, 2005;

(iv)

a further $40,000 to be paid on December 1, 2006;

(v)

a further $50,000 to be paid December 1, 2007; and

(vi)

a further $60,000 to be paid December 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

Share consideration:

(i)

200,000 shares issued in December, 2004;

(ii)

a further 200,000 shares issued on December 1, 2005;

(iii)

a further 200,000 shares to be issued on December 1, 2006;

(iv)

a further 200,000 shares to be issued on December 1, 2007; and

(v)

a further 200,000 shares to be issued on December 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

Since signing the option, the Company has staked additional ground contiguous to, and in the vicinity of, the property. The Nor Property now comprises 282 claims.

Property Description and Location

The Nor Uranium Property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 250km north of Dawson City, Yukon Territory.  The property exhibits some similarities to the Olympic Dam Uranium Mine property in Australia, including some similarities in geology, presence of anomalous uranium, copper, gold and rare earth elements and very large magnetic and gravity anomalies.  The property has not previously been explored as a uranium target.

Local Resources, Infrastructure and Physiography

The property is accessible by helicopter from the Eagle Plains Lodge on the Dempster Highway, 65km west of the property. The nearest community is Fort McPherson, 140km north of the property.

The topography on the property is of moderate relief. The whole property is covered by permafrost, from the valley to the highest point on the ridge is 290m.

The climate is typical of the Yukon Territory, in that it is very cold (-50oC) in the winter and relatively warm in the summers (+30oC).  The precipitation is high/moderate.

Future Plans by International KRL Resources

The Issuer is currently engaged in compiling results from the exploration program of 2005. The most recent work consisted of geophysical, geochemical surveys, extensive mapping and prospecting. The geophysics program was carried out by McPhar Geophysics Ltd. The purpose of this work is to assist ongoing exploration efforts and to generate exploration targets.

The Company plans to continue its exploration work on the Nor Property and plans to drill the property in the next exploration season of 2006.

Carswell Property, Saskatchewan - Uranium

The Carswell uranium property is located on the Carswell Dome Formation in the Athabasca Basin.  The property is adjacent to the Cluff Lake Uranium Mine boundary.  The Cluff Lake Mine has been one of the largest producers of uranium in the world.  Subsequent to the period end, the Company granted an option to Essendon Solutions Inc. to acquire a 50% interest in the property for total present and future consideration of $25,000, 200,000 shares and a commitment to expend $100,000 on exploration on the property.

Bear River Property

The Company owns a 100% interest in three mineral claims, representing 31 units, located in the Skeena Mining Division of British Columbia.

The property is available for option. The Company has not done any exploration work on the property since Fiscal 1999, ended May 31, 1999.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 5/31/2005, 5/31/2004, and 5/31/2003 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During the year, the Company raised a gross amount of $2.2 million from private placements and the exercise of warrants.  $62,000 was spent on property option payments and new property acquisitions.  $790,000 was spent on mineral exploration.  Administration expenses amounted to $309,000 (calculated as total expenses less financing fees, option gains, write-offs and write-downs and stock based compensation).

With the price of precious metals rising since November 2001, management will concentrate the majority of its efforts on the Company’s mineral exploration projects in Canada.

SELECTED ANNUAL INFORMATION (expressed in Canadian dollars)

	May 31, 2005	May 31, 2004	May 31, 2003

Net loss	(859,431)	(520,094)	(410,918)
Net loss per share	(0.03)	(0.03)	(0.04)
Total assets	5,569,509	3,755,045	2,709,503

As the Company has no revenues, increased activity causes increased losses.  Other losses can be caused by write-downs or write-offs of assets which do not follow a trend.  The increased success in the past year in the raising of capital has allowed the company to increase its activity which has resulted in a higher loss figure.

Results of Operations

Fiscal Year 2005 Ended 5/31/2005 vs Fiscal Year 2004 Ended 5/31/2004

Net loss in the current year was $859,431 compared to $520,094 in the prior year.  Most office expense categories increased due to increased activity by the Company however other categories benefited from increased sharing of costs by Logan Resources Ltd.  Significant line item changes were as follows:

•

Accounting and legal dropped from $94,797 to $29,470 due to a combination of factors including extra accounting needed for the Company's registration with the SEC in the prior year, Canaccord financing legal costs in the prior year of $20,000 and a $12,000 reversal in the current year of prior year legal fees recorded in error.

•

Administration salaries were up from $48,597 to $80,155 due to the hiring on a shared basis of additional office staff.

•

Financing fees and expenses were up from $95,421 to $250,404 due mainly to the increase in capital raised from $1.5 million in 2004 to $2.2 million in 2005 and a more rigorous categorization of financing direct legal and broker legal costs to financing.

•

Promotion and travel decreased from $71,715 to $41,207 due to decreased travel costs that in the prior year included a trip to Europe and attendance at shows by more company personnel.  This year the Company participated in the New York Gold Show, New Orleans Investor Conference, the San Francisco Investor Show, the Vancouver Investment Conference and the Prospectors and Developers Conference.  However, in the current year, Logan Resources Ltd. was able to share much of the costs.  Also, in the prior year, more was spent on custom display material.

•

Stock exchange and filing fees were down from $41,595 to $16,504 mainly due to costs associated with registration with the SEC incurred in the prior year.

•

Stock-based compensation increased from $39,722 to $327,787 due to increased grants of stock options to employees, consultants, and financing agents and an increase in the expected volatility of the Company's share price.  This expense is entirely non-cash.

•

The gain on property option represents the excess of the value of shares and cash received during the year pursuant to the optioning of 50% of the Company’s interest in the Carswell property, over the Company’s cost of acquisition and exploration on the property.

SUMMARY OF QUARTERLY RESULTS

	May 31, 2005	Feb. 28, 2005	Nov 30, 2004	Aug 31, 2004	May 31, 2004	Feb 29, 2004	Nov 30, 2003	Aug 31, 2003
Net loss	(534,215)	(101,255)	(88,291)	(135,670)	(150,820)	(162,766)	(149,450)	(57,059)
Net loss per share	(0.019)	(0.004)	(0.004)	(0.006)	(0.007)	(0.009)	(0.007)	(0.004)

For each of the above periods, the Company had no revenue.   Net loss and loss before discontinued operations and extraordinary items was the same for all periods. Net loss per share was the same on a basic and diluted basis for all periods.

Loss in the last quarter was exceptionally high due to $309,607 of non-cash stock based compensation and $211,564 of financing costs associated with the $1.8 million in financings of that quarter.

LIQUIDITY

As at May 31, 2005, the Company had a working capital balance of $1,439,778.  This included flow-through share funds of $1.3 million, which are committed to mineral exploration in Canada. Since the year end, the Company has raised an additional $545,000 from the issue of non-flow-through shares and an additional $312,500 from the issue of flow-through shares.  These funds will be sufficient for the Company to meet its working capital needs and property payment commitments (currently $30,000) in the coming year and to carry out a significant amount of exploration.  Nonetheless, in the longer term, as the company has no regular source of revenue, it will be continuing to seek new equity capital, through private placements or public offerings.

For Years Ended May 31st

	2005	2004
Exploration And Development Costs
Accommodation and meals	$39,778	$42,687
Assays	$65,903	$18,657
Drafting	$4,706	$9,214
Drilling	$239,082	$227,882
Geological wages, fees and costs	$164,122	$117,306
Geophysics	$68,664	$128,746
License and recording fees	$11,009	$2,312
Supplies and communication	$43,708	$4,682
Support wages	$115,294	$33,628
Travel and vehicle expense	$55,085	$22,073

CHANGES IN FINANCIAL POSITION

Marketable securities, on the balance sheet at the current year end, represents shares received, as option payments, on the Carswell property.

The increase in mineral properties of $874,920 includes acquisition of the Nor property in the Yukon - $73,665 and the Carswell  property in Saskatchewan - Nil (after recording the full recovery of the original $4,071 of staking costs by optioning 50% of the property to ESO Minerals).  Additionally, $19,000 was spent on option payments and staking on the Copper Hill property before write-offs of $18,000.  The remaining increase of $802,065, represents explorations expenditures on the Copper Hill property in Ontario ($735,000) and the start of a continuing geophysics program on the Nor property in the Yukon ($78,183 before tax credits).

The net reduction in related party receivables and payables of $10,141 is mostly made up of a reduction in amounts receivable from Logan Resources Ltd. for shared office costs including accounting and mineral property management.

The increase in share capital of $2.3 million is due to private placement financings, the exercise of warrants, share payments to financing agents and the issue of shares under property options, the details of which are listed in note 8 to the financial statements.

Contributed surplus increases represent the value of stock-based compensation made during the year to employees, contractors and financing agents.

RESULTS OF OPERATIONS

Fiscal Year 2004 Ended 5/31/2004 vs Fiscal Year 2003 Ended 5/31/2003

The Company has no producing properties and consequently has no operating income or cash flow from its mineral properties.  Exploration expenditures are capitalized as incurred until and unless it is determined that the property is to be abandoned.  At that time all capitalized costs of the property are written off to operations in the current period.

Net loss increased in 2004 by approximately $110,000 over the net loss for the prior year.  For the most part, this increase is represented by administration expense increases.

Administration expenses increased by approximately $130,000 over the previous year.  This was largely due to an increased effort by management to communicate to investors and to raise new capital, increased filing fees and new stock-based compensation rules.  The reduction in financing fees was due to more direct investments in the Company.  The new investor relations caption represents costs of in-house investor relations consultants.  Legal fees were lower mainly due to a title search and opinion carried out in the previous year.  Promotion and travel costs increased as management attended more mining conventions than the prior year and had greater representation.  This caption also includes additional costs in support of the new investor relations personnel.  Stock exchange and filing fees increased substantially due to registration with the Securities and Exchange Commission (“20F registration”) which was completed subsequently to the year-end.  The new caption, stock-based compensation, represents the value of stock options granted to directors, employees and consultants.  As noted in the financial statements, the Black-Scholes method was used to value these options at a weighted average amount of $0.03 per share.  These amounts have no effect on the cash flow of the company.  No amount was recorded in the prior year as the requirement to record these amounts, by the CICA, only came into effect in the current year.

The operator management fees represent fees earned under an option agreement signed during the year that optioned out 50% of the Company’s interest in the Decker Claim Block of the Copper Hill property.  Pursuant to this agreement, the optionee is to fund a total $1.2 million worth of exploration on the property, including a supervision fee to the Company for supervising the exploration.

SELECTED ANNUAL INFORMATION (expressed in Canadian dollars)

	May 31, 2004	May 31, 2003	May 31, 2002
	$	$	$
Net loss	(520,094)	(410,918)	(149,972)
Net loss per share	(0.03)	(0.04)	(0.02)
Total assets	3,755,045	2,753,003	2,045,068

For each of the above years: total revenue was nil; net loss and loss before discontinued operations and extraordinary items was the same; long-term debt was nil; and dividends were nil.

The above data has been prepared in accordance with Canadian generally accepted accounting principles.

SUMMARY OF QUARTERLY RESULTS (expressed in Canadian dollars)

	May 31, 2004	Feb 29, 2004	Nov 30, 2003	Aug 31, 2003	May 31, 2003	Feb 28, 2003	Nov 30, 2002	Aug 31, 2002
Net loss	(150,820)	(162,766)	(149,449)	(57,059)	(88,821)	(120,353)	(136,318)	(64,425)
Net loss per share	(0.007)	(0.009)	(0.007)	(0.004)	(0.006)	(0.010)	(0.002)	(0.008)

For each of the above periods, the Company had no revenue.   Net loss and loss before discontinued operations and extraordinary items was same for all periods. Net loss per share was the same on a basic and diluted basis for all periods.

FOURTH QUARTER

No significant changes in the Company’s activities occurred in the fourth quarter.  The drill program on the Golden Sylvia Iron Formation continued.

Results of Operations

Fiscal 2003 Ended 5/31/2003 vs. Fiscal 2002 Ended 5/31/2002

During the financial years ending May 31, 2003 and May 31, 2002, the company realized no income.

The Company’s activity increased significantly during Fiscal 2003 as compared to Fiscal 2002. This increased activity is described in the prior section: 4.B Business Overview.

Expenses incurred during the financial year ended May 31, 2003, were $410,918, which represented an increase of $260,946 over expenses of $149,972 incurred during the financial year ended May 31, 2002.

The most significant component of the increase in expenses was in the category of “financing fees”. During Fiscal 2003, the Company raised $1,060,500 through the sale of units and the exercise of share purchase options. During Fiscal 2002, the Company only raised $237,500 resulting in significantly lower associated costs which are directly correlated with the size of the financing.

During Fiscal 2003 other notable expense category increases resulting from the increased corporate activity were as follows:

1.

Accounting and audit: An increase of $12,691 or 77%. The increase in these fees was a direct result of the higher number of financings, which occurred during Fiscal 2003 as compared to Fiscal 2002. Each financing required separate input from the Company’s auditor.

2.

Legal fees: An increase of $64,788 or approximately 400%. The increase in these fees was a direct result of the higher number of financings, which occurred during Fiscal 2003 as compared to Fiscal 2002. Each financing required legal services from the Company’s legal counsel. These services consisted primarily of the preparation of offering documents.

3.

Office and miscellaneous: An increase of $12,106 or 118%. The increase in office and miscellaneous expenses was the result of staff expenses resulting from the higher level of activity.

4.

Promotion and travel: An increase of $31,769 or 234%. This increase resulted from the Company’s decision to increase awareness among Canadian investors of the changes, which were occurring within the structure of the Company and its operations. Investor meetings were conducted informing people of the name change, share re-organization (roll-back) and increased activity on the mineral properties.

5.

Salaries and benefits: An increase of $23,653 or 157%. This increase resulted from the slightly large staff necessitated by the increased corporate activity.

The Company spent $558,655 during Fiscal 2003 on its mineral properties as compared to $118,931 during Fiscal 2002. The expenses for each fiscal year are outlined below:

For the Years Ended May 31st

Exploration and Development Costs	2003	2002

Accommodation and meals	$33,700	$4,886
Assays	$39,33	$6,039
Drafting	$18,189	$2,797
Drilling	$178,174	$140
Labor	$183,713	$98,503
License and Recording Fees	$935	$2,113
Supplies and Miscellaneous	$25,302	$843
Surveys	$33,891	$1,000
Travel	$45,418	$2,610

The company recorded a net loss of ($410,910) during the year ended May 31, 2003, compared to a net loss of ($149,972) in the previous fiscal year.  This resulted in a net loss of ($0.04) per share during Fiscal 2003, compared to a net loss of ($0.02) per share in the previous year.

Liquidity and Capital Resources

Fiscal 2003 Ended 5/31/2003

As at 5/31/2003, the Company had an accumulated deficit of ($4,936,002) and working capital of $27,612.  Of this amount, $22,742 was represented by cash.

During the fiscal year ended 5/31/2003, the Company completed the following four private placements:

(1)

This private placement consisted of the sale of 1,300,000 units at a price of $0.15 per unit.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant was required to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before October 1, 2003 or $0.25 per share on or before October 1, 2004. 100,000 shares and 260,000 agent’s purchase warrants exercisable under these same conditions were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assisted given to the Company by Canaccord Capital Corporation in selling the units.

(2)

This private placement consisted of the sale of 2,003,333 units at a price of $0.15 per unit.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant was exercisable to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before October 7, 2003 or $0.25 per share on or before October 7, 2004.  In addition, 400,667 agent’s purchase warrants exercisable under the same conditions, and which expire on November 11, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(3)

This private placement consisted of the sale of 1,775,000 units at a price of $0.20 per unit. Each unit consisted of one share and one-half share purchase warrant.  One full warrant is exercisable to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before August 31, 2003 or $0.25 per share on or before August 31, 2004.  In addition 130,000 common shares and 355,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire August 31, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(4)

This private placement consisted of the sale of 250,000 units at a price of $0.20 per unit.  Each unit consisted on one share and one-half share purchase warrant exercisable to acquire one-half additional shares. The purchase warrants have an exercise price of $0.25 per share on or before September 18, 2003.  In addition, 50,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expired September 18, 2003, were issued to Canaccord Capital Corporation as a corporate financing fee.  This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

During the fiscal year there were 720,000 share purchase warrants exercised for proceeds to the Company in the amount of $108,000. The details of this warrant exercises are described in Item 4, History and Development of the Company, Financings, note (34).

Cash Used for Operating Activities during Fiscal 2003 was ($447,725) including the net loss for the fiscal year of ($410,918).  The only adjustment for the fiscal year was depreciation in the amount of $4,281.

Changes in non-cash working capital was ($41,088) and consisted of decreases in “goods and services tax recoverable”; “accounts receivable”; “prepaid expenses and “deposits”; and, “share subscriptions receivable”. Increases occurred in “amount due from a related party”; “accounts payable and accrued liabilities”; and, “amount due to related parties”.

The decrease in “goods and services tax recoverable” resulted from the inactivity of the Issuer and the fact that it had no capital.

The decrease in “accounts receivable” resulted from the inactivity of the Issuer and the fact that it had no capital.

The decrease in “prepaid expenses: resulted from the inactivity of the Issuer and the fact that it had no capital.

The increase in “deposits” resulted from the exercise of share purchase options and the sale of treasury shares.

The increase in “amount due from a related party” resulted from the fact that T-Bags Management, Ltd. owed the Issuer funds, which were subsequently paid.

The increase in “accounts payable and accrued liabilities” resulted from a lack of capital by the Issuer.

The increase in “share subscriptions receivable” resulted from increased stock options issuances.

Cash Used for Investing Activities during Fiscal 2003 totaled ($591,193) which consisted entirely of expenditures on the Company’s mineral properties. Of this amount, $558,655 consisted of exploration work on the Issuer’s properties as follows:

Exploration Costs	Amount

Accommodations and meals	$33,700
Assays	$39,333
Drafting	$18,189
Drilling	$178,174
Labor	$183,713
License and recording fees	4935
Supplies and miscellaneous	$25,302
Surveys	$33,891
Travel	$45,418

Cash Provided by Financing Activities during Fiscal 2003 was $1,060,500. This consisted entirely of the issuance of shares as described earlier in Item 4. History and Development of the Company, Financings.

   US GAAP Reconciliation

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

      --- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs and accounting for stock-based compensation.

The Company capitalizes mineral property acquisition/exploration/development costs until the property is placed into production, sold, allowed to lapse or otherwise abandoned.  All mineral property acquisition, exploration and development costs have been acquired for cash and/or common-voting shares.

The company performs periodic evaluations to evaluate recoverability of mineral property costs.  Under US GAAP, for exploration stage properties, all acquisition costs are capitalized in the period incurred subject to annual impairment assessment as set forth in SFAS 144 and EITF 04-03. Exploration costs are expensed in the period incurred.

For US GAAP purposes, the Company had elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 “Accounting for Stock Issued to Employees”.  Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock.  Under US GAAP, the issue of stock options to non-employees is accounted for under SFAS 123.  The fair value of the stock options granted to non-employees will be estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield; expected volatility; risk-free interest rate; and expected average option life.  There were no stock options granted or outstanding during Fiscal 2002/2001/2000.  The first calculation and footnote disclosure was adopted for Fiscal 2003 Ended January 31st.

Recent Accounting Pronouncements Applicable to Us

(a) Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2005, the U.S. Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 107 ("SAB 107") to give guidance on the implementation of SFAS No. 123R. The Company will consider SAB 107 during the implementation of SFAS No. 123R.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) (“SFAS No. 123R”), “Share-Based Payment.” SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123R represents the culmination of a two-year effort to respond to requests from investors and many others that the FASB improve the accounting for share-based payment arrangements with employees. The scope of SFAS No. 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in APB Opinion No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Although those disclosures helped to mitigate the problems associated with accounting under APB Opinion No. 25, many investors and other users of financial statements believed that the failure to include employee compensation costs in the income statement impaired the transparency, comparability, and credibility of financial statements. Public entities that file as small business issuers will be required to apply Statement 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. SFAS No. 153 is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between GAAP in the United States and GAAP developed by the International Accounting Standards Board (IASB). As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. SFAS No. 153 amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, that was issued in 1973. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." Previously, APB Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS No.153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The effect of adoption of this standard is not expected to have a material impact on the Company’s results of operations or financial position.

(b) Recent Accounting Pronouncements (continued)

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, Mining Assets: Impairment and Business Combinations. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS No. 141 and when testing the mining assets for impairment in accordance with SFAS No. 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have a material impact on the Company’s results of operations or financial position.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

11/14/2005

______________________________________________________________________________

______________________________________________________________________________

                                                                       Date of

                                                                         First

                                                                   Election or

Name                          Position             Age             Appointment

------------------------------------------------------------------------------

Seamus Young	President/Director	65	1986
Mike Muzylowski (1)	Director	72	1990
F. Charles Vickers (1)	Director	56	2005
Clifford H. Frame	Director		2005
Judith T. Mazvihwa (1)	Director	31	2003

(1) Member of the Audit Committee

______________________________________________________________________________

______________________________________________________________________________

Seamus Young is a mining engineer with forty years experience.  He immigrated to Canada from Tipperary, Ireland in May of 1964.  He has been involved in the resource industry since that time.  He has been involved with the Issuer since 1983 and with Logan Resources Ltd., a public company trading on the TSX Venture Exchange, since 1992.

Mike Muzylowski has a Bachelor of Science degree from the University of Manitoba and over 40 years of experience in the business of finding and developing mines. He is currently the President and CEO of Callinan Mines, an unrelated public company, and the Chairman of Tan Range Exploration Corporation, an unrelated public company. He has been instrumental in the discovery and production of some fifteen mines.  He received the award of Mine Developer of the Year in 1988 from the Prospectors and Developers Association Conference in Canada.

Clifford H. Frame is a professional engineer with 40 years of experience in all aspects of resource project development, acquisition, marketing, financing, operations and production. Widely recognized for his achievements in the resource industry, he has overseen several major mine developments in Canada, Australia, Ireland and Indonesia. Mr. Frame has outstanding industry experience, leadership and communication skills, which have earned him extensive international mining contacts and well-established relationships with government, financial and investor groups. He has a strong background in all aspects of mine exploration, development and operation.

F. Charles Vickers is the president of Greyling Investments, Inc. which is a major shareholder in the Company as well as a number of other junior resource companies in Canada.  Mr. Vickers was the Chairman and President of Troutline Investments Inc. until April of 2004 when Troutline successfully merged with three oil and gas companies to become Innova Energy Ltd. (“Innova”). Mr. Vickers continues to serve as a director of Innova.  Innova has grown from an initial market capitalization of’ $67 million to a current market valuation of almost $200 million. Mr. Vickers has 30 years of experience with resource based companies.

Judith T. Mazvihwa has been in mining business for 10 years and was a mine geologist for Casmyn Mining (Pvt) Ltd. in Zimbabwe.  From December 1996 to April 1997, she was a geologist with Prospecting Ventures Ltd.; from June 1997 to September 1999, she was Mining Geologist Section Head with Casmyn Mining Zimbabwe (Pvt) Ltd.; from March 2002 to April 2002, she worked for Cumberland Resources Ltd.; and from April 2002 to November 2002, she was with Northgate Exploration Ltd.  Since December 2002, she was Officer Manager with International KRL Resources Corp. and since December 2003, she has been a CFO and Director of International KRL Resources Corp., a mineral exploration company publicly traded on the TSX Venture Exchange. Judith T. Mazvihwa is also a director and the CFO of Logan Resources Ltd.

(Charles D. Mooney resigned from the Board of Directors August 15, 2005.)

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2005 ended 5/31/2005 was as follows;

	Fiscal Year 2005	Fiscal Year 2004
Management Fees	$29,600	$32,500
Salary	$28,900	$26,400

______________________________________________________________________________

______________________________________________________________________________

Director Compensation.  The Company had no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  950,000 stock options were granted or exercised during Fiscal 2005.  Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: F. Charles Vickers, Mike Muzylowski and Judith T. Mazvihwa.

6.D.  Employees

As of 11/14/2005, the Company had 5 employees, outside of independent contractors, excluding the Senior Management.

6.E.  Share Ownership

Table No. 7 lists, as of 10/18/2005, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Seamus Young	738,697	1.87%
Common	Mike Muzylowski	90,800	0.23%
Common	Judith T. Mazvihwa	175,000	0.44%
Common	F. Charles Vickers	0	0%
Common	Clifford H. Frame	0	0%
Common	RAB Special Situations LP	3,900,000	9.90%
	Total Directors/Management 5% Holders	4,904,497	12.44%

(1) 1,400,000 shares controlled and directed for Greyling Investment Inc.

# Based on 39,389,726 fully diluted shares as of 11/15/2005.

Stock Options.

Description of the Company’s Stock Option Plan:

At the Company’s annual general meeting held on November 17, 2005, shareholders approved the adoption of the 2003 Share Incentive Plan (the “Plan”) in order to provide incentive to employees, management and others who provide services to the Company to act in the best interest of the Company.

Pursuant to the Plan, the Issuer has authorized the reservation of up to 10% of the issued and outstanding common shares of the Issuer for the grant of options from time to time.  Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Issuer, as the Board shall designate, options to purchase from the Issuer such number of common shares of the Board shall designate.  Some of the significant terms of the Plan are as follows.

1.

Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Issuer at the time of any such grant of options.

2.

The total number of common shares to be reserved for issuance over the previous twelve month period for any optionee shall not exceed 5% of the issued common shares of the Issuer at the time of grant with the exception that, as long as the Issuer’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous twelve months period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Issuer at the time of grant.  In addition, the total number of common shares to be reserved for issuance over the previous twelve-month period for any one consultant, shall not exceed 2% of the issued common shares of the Issuer at the time of grant.

3.

While the Issuer’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Issuer’s common shares in accordance with the policies of the TSX-V. At such time as the Issuer’s common shares are listed on the Toronto Stock Exchange (the “TSE”) the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSE.

4.

Options granted must expire not later than a maximum of five years from the date of the grant while the Issuer’s common shares are listed on Tier 2 of the TSX-V. At such time as the Issuer’s common shares are listed on Tier 1 of the TSX-V or the TSE options granted must expire not later than a maximum of ten years from the date of grant.

5.

In the event that the Plan is amended to permit the number of common shares reserved for issue under the Plan to exceed of 10% of the outstanding shares of the Issuer, then, provided the Issuer’s common  shares are listed on “Tier 2 of the TSX-V all options will vest in equal amounts over consecutive quarterly periods for a period of no less than eighteen months from the date of grant.  At such time as the Issuer’s common shares are listed on Tier 1 of the TSX-V or the TSE, options will vest at the discretion of the board of directors.

6.

All options granted pursuant to the Plan shall be non-assignable and non-transferable.

7.

Subject to the receipt of disinterested shareholder approval for the grant of options under the Plan, the Plan will allow:

(i)

the number of Common Shares reserved for issuance under the stock options granted to insiders to exceed 10% of the outstanding Common Shares of the Issuer;

(ii)

the issuance to insiders, within a one year period of a number of shares exceeding 10% of the outstanding Common Shares of the Issuer;

(iii)

the issuance to any one insider and such insider’s associates, within a one year period, of a number of Common Shares exceeding 5% of the outstanding Common Shares; and,

(iv)

the Issuer to have the ability to decrease the exercise price of stock options previously granted to insiders.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common-voting shares subject to such options are set forth in Table No. 8 as of 11/15/2005, as well as the number of options granted to Directors and independent contractors.

Table No. 8

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Number of Common-voting Shares	Exercise Price	Grant Date	Expiration Date
Mike Muzylowski, Director	150,000	$0.20	05/19/04	05/19/06
	250,000	$0.25	07/08/05	07/08/07
Seamus Young, Officer/Director	220,000 200,000	$0.20 $0.20	05/06/04 02/16/05	05/06/06 02/16/07
	250,000	$0.25	07/08/05	07/08/07
Clifford H. Frame	500,000	$0.45	08/15/05	08/15/07
	500,000	$0.60	08/15/05	08/15/07
Judith T. Mazvihwa, Officer/Director	125,000 50,000	$0.20 $0.20	05/19/04 02/16/05	05/19/06 02/16/07
	250,000	$0.25	07/08/05	07/08/07
Employees/Consultants	425,000	$0.20	05/06/04	05/06/06

Total Officers/Directors	2,920,000
Total Consultants	600,000
Total	3,520,000

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders; the table below reflects direct/indirect holdings of common-voting shares, refer to Table No. 7 for additional information.

______________________________________________________________________________

Name	Shares Owned 5/31/2005	Shares Owned 5/31/2004	Shares Owned 5/31/2003

Seamus Young	738,697	697,697	669,665
Mike Muzylowski	90,800	100,800	100,800
Judith T. Mazvihwa	175,000	Nil	Nil

_____________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 11/15/2005, the Company’s shareholders’ list showed 39,389,726 common-voting shares outstanding and 121 registered shareholders.  The Company has researched the indirect holding by depository institutions and other financial institutions and estimates that there are: 99 “holders of record" resident in Canada, holding 36,772,801 common-voting shares; 20 “holders of record" resident in the USA, holding 2,603,392 common-voting shares; and 2 “holders of record” in located in other parts of the world holding 13,533 common-voting shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has in excess of 500 beneficial owners of its common-voting shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

Accounting Fees

The Company paid accounting fees of $7,300 to its former auditor, Jones Richards & Company and $7,750 to Manning Elliott during Fiscal 2002 and Fiscal 2003, respectively. The aggregate fees billed by the Company’s external auditors in each of the last three fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
May 31, 2005	18,000	nil	nil	nil
May 31, 2004	8,500	nil	600	nil
May 31, 2003	7,750	nil	nil	4,450

Indirect Payments

---No Disclosure Necessary---

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

---No Disclosure Required---

7.C.  Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Financial Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Manning Elliott, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal Years ended 5/31/05, 5/31/04, 5/31/03

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Issuer do not know of any material, active or pending, legal proceedings against them; nor is the Issuer involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Issuer know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Issuer.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common-voting shares trade on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Canada, under the symbol "IRK".  The initial public offering was effective on the Vancouver Stock Exchange in 1983.

Table No. 9 lists the high and low sales prices on the TSX Venture Exchange for actual trades of common-voting shares of the Company for the last six months, last ten fiscal quarters, and last five fiscal years.

Table No. 9

TSX Venture Exchange

Common-voting Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

Period Ended	High (Cdn. $)	Low (Cdn. $)

Monthly:
11/30/2005	$0.25	$0.16
10/30/2005	$0.27	$0.20
09/30/2005	$0.27	$0.17
08/31/2005	$0.175	$0.15
07/31/2005	$0.23	$0.17
06/30/2005	$0.24	$0.16
05/31/2005	$0.195	$0.17
04/31/2005	$0.23	$0.19
03/31/2005	$0.21	$0.165
02/28/2005	$0.16	$0.135
01/31/2005	$0.165	$0.135
12/31/2004	$0.14	$0.135
11/30/2004	$0.14	$0.125
10/30/2004	$0.19	$0.13
09/30/2004	$0.20	$0.12
08/31/2004	$0.21	$0.11
07/31/2004	$0.19	$0.14
06/30/2004	$0.19	$0.14
05/31/2004	$0.17	$0.145
04/31/2004	$0.25	$0.15

03/31/2004	$0.32	$0.205
02/29/2004	$0.31	$0.25
01/31/2004	$0.25	$0.19

Fiscal Quarters:
05/31/2004	$0.32	$0.145
02/29/2004	$0.31	$0.16
11/30/2003	$0.29	$0.15
08/31/2003	$0.31	$0.16
05/31/2003	$0.28	$0.145
02/28/2003	$0.32	$0.11
11/30/2002	$0.14	$0.09
08/31/2002	$0.22	$0.08
05/31/2002	$0.50	$0.09
02/28/2002	Did Not	Trade

Annual (Fiscal Year):
05/31/2004	$0.32	$0.145
05/31/2003	$0.32	$0.08
05/31/2002	$0.50	$0.09
05/31/2001	Did Not	Trade
05/31/2000	Did Not	Trade

______________________________________________________________________________

______________________________________________________________________________

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms.  Representatives of member firms and the public govern it.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

The Canadian Investor Protection Fund (“CIPF”) protects investors in Canada.  The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5.  Common Share Description

Common-voting Share Description

All of the authorized common-voting shares of the Company.  Once issued, the A Common-voting shares rank equally as to dividends, voting powers, and participation in assets.  Holders of common-voting stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common-voting stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Canada Business Corporations Act (“Corporations Act”).  Unless the Corporations Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common-voting shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 10 lists, as of 11/15/2005, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 11/15/2005, the Company was aware of approximately 30 holders of its 11,651,574 share purchase warrants, all of whom were resident in Canada.  These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 10

Share Purchase Warrants Outstanding (Note: details below as at 11/15/2005)

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
01/28/04	4,000,000	3,900,000	$0.20	$0.20	01/28/06
04/12/05	1,515,834	1,515,834	$0.35	$0.75	04/12/07
04/12/05	2,475,000	2,475,000	$0.40	$0.80	04/12/07
04/12/07	166,495	166,495	$0.35	$0.75	04/12/07
05/19/05	950,000	950,000	$0.40	$0.80	05/19/07
05/19/05	950,000	950,000	$0.40	$0.80	05/19/07
05/19/05	11,146	11,146	$0.35	$0.75	05/19/07
08/03/05	650,000	650,000	$0.30		08/03/06
08/03/05	2,075,000	2,075,000	$0.30		08/03/06
08/03/05	19,470	19,470	$0.30		08/03/06
08/03/05	1,250,000	1,250,000	$0.50		08/03/06

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common-voting shares trade on the TSX Venture Exchange in Canada.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 5/31/2005, 5/31/2004, and 5/31/2003, there were 100,000,000 common voting shares without par value authorized.  At these dates, there were 35,345,256, 22,708,306, and 14,262,546, common voting shares without par value issued and outstanding.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common-voting shares and Special Warrants; and shares issued upon conversion of warrants.

______________________________________________________________________________

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares (Pre-consolidation)	Capital Raised

Fiscal 1999

Private Placement (“flow-through” shares”)(1)

Exercise of stock options

Payment for mineral property (2)

Payment for mineral property (3)

Payment for mineral property (4)

Payment for mineral property (5)

Payment for mineral property (5)

Payment for mineral property (6)

Payment for mineral property (7)

Payment for mineral property (8)

		325,000 650,000 75,000 50,000 50,000 25,000 20,000 50,000 20,000 25,000	$48,750 $97,500 $6,000 $5,000 $7,500 $3,750 $3,600 $7,500 $3,000 $2,250

Fiscal 2000

Exercise of stock options

Exercise of share purchase warrants (9)

Settlement of debt (10)

Private Placement (11)

Private Placement (12)

Private Placement (13)

Payment for mineral property (14)

Payment for mineral property (15)

Payment for mineral property (16)

Payment for mineral property (17)

Payment for mineral property (18)

Payment for mineral property (19)

		775,000 200,000 67,362 1,664,999 1,224,999 440,000 100,000 100,000 60,000 30,000 25,000 50,000	$116,250 $30,000 $10,104 $249,750 $183,750 $440,000 $15,000 $15,000 $9,000 $4,500 $3,750 $7,500

Fiscal 2001

Exercise of stock options

Exercise of share purchase warrants (20)

Private Placement (21)

Payment for mineral property (22)

Payment for mineral property (23)

Payment for mineral property (24)

Payment for mineral property (25)

Payment for mineral property (26)

Payment for mineral property (27)

Payment for mineral property (28)

		300,000 455,000 1,810,000 50,000 200,000 50,000 50,000 20,000 100,000 50,000	$45,000 $70,250 $181,000 $10,000 $20,000 $7,500 $5,000 $2,600 411,000 $6,000

Fiscal 2002 (The Company consolidated its share capital on the basis of five old shares for one new share pursuant to a Special Resolution dated 12/7/2001)	Exercise of stock options Payment for mineral property (29) Private Placement (30)	250,000 50,000 1,000,000	$37,500 $3,500 $100,000
	Nature of Share Issuance	Number of Shares (Post-consolidation)	Capital Raised
Fiscal 2002	Private Placement (31) Payment for mineral property (32) Issued in payment of debt (33)	1,000,000 20,000 1,127,427	$100,000 $2,800 $169,114

Fiscal 2003	Private Placement (34) Private Placement (35) Private Placement (36) Private Placement (37) Exercise of share purchase warrants (38)	1,400,000 2,404,000 1,905,000 250,000 720,000	$195,000 $300,500 $355,000 $50,000 $108,000

Fiscal 2004	Private Placement (39) Broker Commission (40) Private Placement (41) Exercise of share purchase warrants (42) Exercise of stock options (43) Payment for mineral property (44)	2,855,500 100,000 4,815,000 248,760 151,500 160,000	$428,325 $15,000 $963,000 $172,100 $30,300 $29,000

Fiscal 2005	Private placement (45) Broker commission (46) Private placement (47) Broker commission (48) Private placement (49) Payment for property (50) Payment for property (51)	1,900,000 22,293 7,981,667 332,990 2,100,000 50,000 250,000	$380,00 $3,344 $1,444,750 $49,948 $420,000 $10,000 $35,000

(1)

This private placement financing consisted of 325,000 units at a price of $0.15 per unit. Each unit consisted of one “flow-through” share and one share purchase warrant exercisable to acquire one additional “flow-through” share at a price of $0.15 per share on or before December 31, 1999, or at a price of $0.20 per share on or before December 31, 2000. The mechanics of Flow Through Agreements are as follows: Certain provisions of the Canadian Income Tax Act allow companies in the resource sector to incur expenditures and renounce them in favor of the investor, who is entitled to claim them.  The Company has incurred such Canadian exploration expenses (primarily expenses incurred for determining the existence, location, extent or quality of a mineral resource in Canada in the course of carrying out geological survey and sampling work.  There is a risk to the Company that if Revenue Canada denies the deductions in the hands of the investor penalties could be levied by Revenue Canada and that the shareholders could sue the Company for damages.  The Company is confident that it is in full compliance with the Canadian Income Tax Act and does not anticipate any such difficulties.

(2)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in eleven mining claims located in the MacMurchy Township of Ontario, Canada.

(3)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the MacMurchy Township of Shining Tree, Ontario.

(4)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in nine mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(5)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the MacMurchy Township of Shining Tree, Ontario.

(6)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(7)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(8)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in eleven mining claims located in the MacMurchy Township of Ontario, Canada.

(9)

These shares were issued pursuant to the private placement described in (1) above.

(10)

This debt was owed to Bruce F. Jamieson Inc. and Bruce F. Jamieson & Co. for accounting services rendered and to Marigold Management Ltd., an unrelated company, for administrative services rendered.

(11)

This private placement consisted of the following: (a) 708,333 units consisting of one “flow-through” share and one share purchase warrant.  Each warrant was exercisable to acquire one addition “flow-through” share at a price of $0.15 per share on or before July 7, 2000, or at a price of $0.20 per share on or before July 7, 2001 and (b) 956,666 units consisting on one share and one share purchase warrant.  Each warrant was exercisable to acquire one additional share at a price of $0.15 per share on or before July 7, 2000, or at a price of $0.20 per share on or before July 7, 2001.

(12)

This private placement consisted of the following: (a) 1,091,666 units consisting of one “flow-through” share and one share purchase warrant.  Each share purchase warrant was exercisable to acquire one additional “flow-through” share at a price of $0.15 per share on or before January 21, 2001, or at a price of $0.20 per share on or before January 31, 2002 and (b) 133,333 units consisting of one share and one share purchase warrant.  Each share purchase warrant was exercisable to acquire one additional share at a price of $0.15 per share on or before January 21, 2001 or at a price of $0.20 per share on or before January 21, 2002.

(13)

Each unit of this private placement consisted of: (a) Four “flow-through” shares and four share purchase warrants.  Each share purchase warrant was exercisable to acquire one additional “flow-through” share at a price of $0.25 per share on or before March 22, 2001 and (b) One share and one share purchase warrant.  Each share purchase warrant was exercisable to acquire one additional share at a price of $0.25 per share on or before March 22, 2001.

(14)

By an Option Agreement dated August 10, 1998, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in nine mineral claims located in the MacMurchy Township of Shining Tree, Ontario, for consideration of 150,000 shares of the Company’s capital stock.

(15)

By an Option Agreement dated August 10, 1998, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario, for consideration of 150,000 shares of the Company’s capital stock.

(16)

By an Option Agreement dated August 4, 1998, the Company acquired a 100% interest (subject to a 3% net smelter returns royalty) in four mineral claims located in the MacMurchy Township, Ontario for consideration of 100,000 shares of the Company’s capital stock.

(17)

By an Agreement dated June 18, 1999, the Company acquired a 100% interest in three mineral claims located in the MacMurchy and Kelvin Townships, Ontario for consideration of 30,000 shares of the Company’s capital stock.

(18)

By an Agreement dated June 18, 1999, the Company acquired a 100% interest in one mineral claim located in the MacMurchy Township, Ontario for consideration of 25,000 shares of the Company’s capital stock.

(19)

By an Agreement dated March 6, 2000, the Company acquired a right to earn a 100% interest (subject to a 2% net smelter returns royalty) in thirty-three claim units located in the MacMurchy Township, Ontario.

(20)

These were exercised from prior private placement financings. 420,000 shares (of which 60,000 were “flow-through” shares) were exercised at a price of $0.15 per share; 25,000 shares at a price of $0.25 per share; and, 10,000 “flow-through” shares at a price of $0.10 per share.

(21)

The Company sold 1,810,000 units at a price of $0.10 per unit.  Each unit consisted of one “flow-through” share and one share purchase warrant exercisable to acquire one additional “flow-through” share at a price of $0.10 per share on or before December 15, 2001 or at a price of $0.15 per share on or before December 15, 2002.

(22)

By an Agreement dated March 6, 2000, the Company acquired a right to earn a 100% interest (subject to a 2% net smelter returns royalty) in thirty-three claim units located in the MacMurchy Township.

(23)

By an Option Agreement dated October 25, 2000, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in seven mineral claims located in the MacMurchy and Fawcett Townships, Ontario.

(24)

By an Option Agreement dated October 27, 2000, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the Tyrell Township, Ontario.

(25)

By a Letter Agreement dated November 18, 1997, the Company acquired the right to earn a 100% interest (subject to a 1% net smelter returns royalty) in two mineral claims located in the Knight Township of Shining Tree, Ontario.

(26)

By a Purchase Agreement dated July 28, 2000, the Company acquired a 100% interest in one mineral claim located in the MacMurchy Township, Ontario.

(27)

By an Agreement dated January 22, 2001, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in thirty mineral claims located in the MacMurchy, Tryell and Knight Townships.

(28)

By an Agreement dated January 23, 2001, the Company acquired a 100% interest in two mineral claims located in the MacMurchy Township, Ontario.

(29)

This payment relates to the Copper Hill Project located in Ontario referred to in Note 5(a) to the Financial Statements for the Years Ended May 31, 2003 and 2002.

(30)

570,000 of these units were “flow-through” units at a price of $0.10 per unit. Each unit consisted of one pre-consolidation “flow-through” share and one pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share at a price of $0.10 per share on or before August 27, 2003.  430,000 of these units were sold at a price of $0.10 per unit. Each of these units consisted of one pre-consolidation share and one pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share at a price of $0.10 per share on or before August 27, 2003.

(31)

The Company sold 1,000,000 post-consolidation units at a price of $0.10 per unit.  Each unit consisted on one post-consolidated share and one post-consolidated share purchase warrant exercisable to acquire one additional post-consolidated share at a price of $0.10 per share on or before February 4, 2003.

(32)

This payment relates to the Copper Hill Project located in Ontario referred to in Note 5(a) to the Financial Statements for the Years Ended May 31, 2003 and 2002.

(33)

These debts were to the following individuals and companies for services rendered:

a.

Michael J. Casselman, an officer of the Issuer, for debt owing in the amount of $9,800;

b.

Rita Chow, an unrelated party, for debt owing in the amount of $15,000;

c.

Donegal Developments Ltd., a private company owned by Seamus Young who is an officer and director of the Issuer, for debt owing in the amount of $31,718.73;

d.

Miller Thomson LLP, an unrelated legal firm, for debt owing in the amount of $22,165,30;

e.

Richards Buell Sutton, an unrelated legal firm, for debt owing in the amount of $32,881.95;

f.

T-Bags Management Inc., a private company owned by Seamus Young who is an officer and a director of the Issuer, for debt owing in the amount of $15,618.44;

g.

John J. Watkins, an unrelated party, for debt owing in the amount of $10,165.00; and,

h.

Seamus Young, an officer and a director of the Issuer, for debt owing in the amount of $40,764.59

(34)This private placement consisted of the sale of 1,300,000 units at a price of $0.15 per unit.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant was required to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before October 1, 2003 or $0.25 per share on or before October 1, 2004. 100,000 shares and 260,000 agent’s purchase warrants exercisable under these same conditions were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assisted given to the Company by Canaccord Capital Corporation in selling the units.

(35)This private placement consisted of the sale of 2,003,333 units at a price of $0.15 per unit.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant was exercisable to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before October 7, 2003 or $0.25 per share on or before October 7, 2004.  In addition, 400,667 agent’s purchase warrants exercisable under the same conditions, and which expire on November 11, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(36)This private placement consisted of the sale of 1,775,000 units at a price of $0.20 per unit. Each unit consisted of one share and one-half share purchase warrant.  One full warrant is exercisable to acquire one additional common share.  The full warrants have an exercise price of $0.25 per share on or before August 31, 2004 or $0.25 per share on or before August 31, 2004.  In addition 130,000 common shares and 355,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire August 31, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(37)This private placement consisted of the sale of 250,000 units at a price of $0.20 per unit.  Each unit consisted on one share and one-half share purchase warrant exercisable to acquire one-half additional shares. The purchase warrants have an exercise price of $0.25 per share on or before September 18, 2004.  In addition, 50,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expired September 18, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee.  This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(38)These units were related to the private placement described in (34) above.

(39)This private placement consisted of the sale of 729,000 Flow-Through Units and 2,126,500 Non-Flow-Through Units were sold through Canaccord Capital Corporation, as agent, at a price of $0.15 per Flow-Through and Non-Flow-Through Unit. Each Flow-Through Unit consisted of one flow-through common share and one-half of one Warrant.  Each Non-Flow-Through Unit consisted of one non-flow-through common share and one Warrant.  One whole Warrant entitled the holder to purchase one additional non-flow-through common share at a price of $0.18 per for a period of 12 months from closing.  The Issuer also issued 100,000 common shares and 571,000-share purchase warrants to Canaccord Capital Corporation in connection with the offering.  These warrants have the same terms of the other warrants.

(40)These shares were issued to Canaccord Capital in consideration for their assistance in facilitating this private placement financing.

(41)This private placement consisted of the sale of 815,000 Flow-Through Units and 4,000,000 Non-Flow-Through Units. Each Flow-Through-Unit consisted of one flow-through common share and one warrant entitling the holder to purchase an additional flow-through-share at a price of $0.20 for a period of 12 months. Each Non-Flow-Through Unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.20 for 24 months. The Issuer issued 100,000 common shares to Canaccord Capital Corporation as consideration for waiver of their right of first refusal to provide this financing.

(42)During the year the Company issued 248,760 common shares as a result of the exercise of share purchase warrants at a price of $0.18 for total cash consideration of $172,100.

(43)During the year the Company issued 151,500 common shares as a result of the exercise of incentive stock options at a price of $0.20 for total cash consideration of $30,300.

(44)During the year, the Company issued 160,000 shares pursuant to   property acquisition option agreements. This payment relates to the Copper Hill Project located in Ontario referred to in Note 6(a) to the Financial Statements for the Years Ended May 31, 2004 and 2003.

(45)These units were issued pursuant to a brokered private placement of 1,900,000 flow-through units at $0.20 per unit.  Each unit consisted of one flow-through share, one half of one transferable warrant exercisable at a price of $0.40 on or before May 19, 2006 and one-half of one transferable warrant exercisable to purchase one non-flow-through share at a price of $0.80 on or before May 19, 2007.

(46)These units totaling 22,293 were issued pursuant to a financing commission payable to the agent at a price of $0.15 per unit.

(47)These units were issued pursuant to a private placement of 4,950,000 flow-through units at a price of $0.20 and 3,031,667 non-flow-through units at a price of $0.15 per unit.  Each flow-through unit consists of one flow-through share, one-half of one transferable warrant exercisable at a price of $0.40 on or before April 12, 2006, and one-half of one transferable warrant exercisable at a price of $0.80 on or before April 12, 2007.  Each non-flow-through unit consists of one non-flow-through common share, one-half of one transferable warrant exercisable at a price of $0.35 on or before April 12, 2006 and one-half of one transferable warrant exercisable at a price of $0.75 on or before April 12, 2007.

(48)These units totaling 332,990 were issued pursuant to a financing commission payable to the agent at a price of $0.15 per unit.

(49)These flow-through units were issued pursuant to a private placement of 2,100,000 units at a price of $0.20 per unit.  Each unit consists of one flow-through share and one-half of one share purchase warrant exercisable at a price of $0.25 on or before August 16, 2005.

(50)The Company issued 50,000 shares pursuant to an option agreement to purchase a house in Gowganda, Ontario at a deemed price of $0.20 per share.

(51)The Company issued 250,000 shares pursuant to property acquisition option agreements valued at $35,000.

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10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

The Company was originally incorporated in the Province of British Columbia on July 10, 1978.

According to the Company’s Articles, “There are no restrictions on the business of the Company.”

According to Part 15– DISCLOSURE OF INTEREST OF DIRECTORS:

15.1 A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, whether directly or indirectly, a duty or interest might be created in conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Companies Act.

15.2 A Director shall not vote in respect of any contract of transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.  This Article 15.2 and Article 151 shall not apply in those circumstances where a Director is, under the Companies Act, deemed not to be interested in a proposed contract or transaction.

15.3 A Director may hold any office or place of profit under the Company (other than, if the Company is or becomes a reporting company, the office of auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Companies Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall for such reasons be liable to be voided.

15.4 Subject to compliance with the provisions of the Companies Act, a Director may act by himself or his firm in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5 A Director may be or become a director or other officer of employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Companies Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company otherwise directs.

The issue of borrowing capital is addressed in Part 8 – “Borrowing and Mortgaging” of the Company’s articles:

8.1 “The Directors may from time to time exercise all the powers of the Company to borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit, and to issue bonds, debentures and other securities either outright or as security for any liability or obligation of the Company or any other person, and to mortgage, charge or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). Any bonds, debentures or other securities may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, conversion, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

The common Shares of the Company carry and are subject to the following rights, privileges, restrictions and conditions:

a.

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat except those meetings where only holders of a specified class or particular series of shares are entitled to vote and each holder thereof shall be entitled to one vote per share in person or by proxy.

b.

Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Company, the holders of the Common Shares are entitled to receive any dividends declared and paid by the Company.

c.

Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Company, in the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares are entitled to receive the remaining property of the Company after payment of all of the Company’s liabilities.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

The first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

10.C.  Material Contracts   --- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians.  There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of the common-voting shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of the common-voting shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common-voting shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended January 31, 2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common-voting shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common-voting shares.  The gain or loss will be a capital gain or capital loss if the Company's common-voting shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common-voting shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 1/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditors for its financial statements for each of the preceding three years was Manning Elliott, Chartered Accountants.  Manning Elliott is a member of the Canadian Institute of Chartered Accountants.  The audit report for Fiscal 2005/ 2004/2003/2002 is included with the related financial statements in this Annual Report with their consent.

10.H.  Document on Display    --- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

As of the end of the period covered by this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.  Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.  RESERVED

ITEM 16A. Audit Committee Financial Expert –-Not Applicable--

ITEM 16B. Code of Ethics –-Not Applicable-—

ITEM 16C. Principal Accountant Fees and Services -–Not Applicable--

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

          --Not Applicable--

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with the Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Manning Elliott, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor’s Report dated September 20, 2005.

Comment by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

Comment by Auditor for U.S. Readers on Canada-U.S. Reporting Differences dated September 20, 2005

Balance Sheets as at May 31, 2005 and 2004

Statements of Operations and Deficit for the Years ended May 31, 2005, 2004 and 2003

Statements of Cash Flows for the Years ended May 31, 2005, 2004 and 2003

Schedules of Deferred Exploration and Development Costs for the Years ended May 31, 2005 and 2004

Notes to the Audited Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1.  Articles of Incorporation/Bylaws as currently in effect:

      Incorporated by reference to the Annual Report and Form 6-K’s

2.  Instruments defining the rights of holders of equity or debt securities being registered.

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:

       Incorporated by reference to the Annual Report and Form 6-K’s

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:                No Disclosure Necessary

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)       xxx

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code      xxx

14.  Additional Exhibits:

       Incorporated by reference to the Annual Report and Form 6-K’s

Mining Glossary

S.E.C Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven (Measured) Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, share, depth, and mineral content of reserves are well established.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable (Indicated) Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Probable Mineral Reserve: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie:silver) contained within a sample.  Technique usually involves firing/smelting.

Argentite – a silver sulphide mineral, typically an important ore of silver.

Batholith – a very large intrusive mass of igneous rock.

Bottle Roll Leach Test – a small scale laboratory test where representative mineralized samples and solutions or solvents are placed in a bottle which is continuously agitated.  The solutions are frequently measured to determine the cumulative extraction of the contained metals into solution.

Bulk Sample – A collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Chlorargyrite - a silver bearing mineral (AgC1); silver chloride.

Column Leach Test – a metallurgical test where materials are stacked inside a columnar container and subjected to a controlled flow of fluids or solvents intended to dissolve or extract minerals into solutions which are measured.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cut-off grade - the lowest grade of mineralized material that qualifies as reserve in a deposit.  ie: contributing material of the lowest assay that is included in a reserve estimate.

Dacite – a fine grained, acid volcanic rock containing less quartz than similar rhyolitic rocks.

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – where minerals occur as scattered particles in the rock.

Dore – a combination of silver and gold metal, typically unrefined in a bar form.

Environmental Baseline Study - a geotechnical study that monitors and establishes the numerous naturally occurring base levels present within a specific area/environment.  These can include; water chemistry, flora and fauna.

Epithermal – low temperature hydrothermal process or product.

Exploration – work involved in searching for ore, usually by drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility – is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Fracture – a break or crack in rock.

Fracture-controlled - a type of mineralization where circulating fluids deposit minerals preferentially upon fracture planes within a rock mass.

Grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Granodiorite – a medium to coarse-grained intrusive igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

Heap Leach – a mineral processing method involving the crushing and stacking ore on an impermeable liner upon which solutions may be sprayed that dissolves metal i.e. gold/silver, etc.; the solutions containing the metals are then collected and treated to recover the metals.

Hematite – an iron oxide mineral.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal alteration - the process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

Igneous – a primary type of rock formed by the cooling of molten material.

Intrusion; Intrusive – molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

Jones splitter - a mechanical device into which sample material consisting of rock chips from drill holes is fed into a hopper.  The device then statistically splits the volume of material to produce a smaller representative sample, which is then sent to a laboratory for analysis.

Merril-Crowe – a common metallurgical process facility which extracts precious metals from leach solutions via precipitation using a zinc dust.

Mesothermal – intermediate temperature hydrothermal process (200-300C) or product.

Metamorphosed rocks - rocks that are changed in character by processes of intense heat and pressure deep within the earth’s crust.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained.  Core samples from diamond drill holes are used as representative samples of the mineralization for this testwork.

Metavolcanic – a rock of volcanic origin that has undergone a change in its primary character.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more metalliferous minerals.

Open Pit – a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Pyrite - an iron sulphide mineral, the most common naturally occurring sulphide mineral.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Quartz Monzonite - a coarse grained, quartz rich igneous rock usually occurring as a smaller rock mass associated with major granitic bodies.

Resource – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation Drilling (RC) – a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole precision bit and returns to the surface outside the drill stem carrying the drill chip samples.

Rhyolite – a fine grained, acid volcanic rock containing abundant silica.

Roof Pendant – older rocks projecting down from the roof into a batholith.

Sericite – a fine grained mica (clay-like) mineral.

Silification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Supergene effects - the effect of the water/solutions percolating down from the earth’s surface (weathering); these solutions can dissolve minerals at the surface and then reconcentrate at depth.

Talus – the accumulation of fragments and coarse debris on steep slopes and at the base of cliffs as a result of the mechanical weathering of rocks.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Waste to Ore Strip Ratio – the amount of waste material mined for each unit of ore presented as a ratio.

INTERNATIONAL KRL RESOURCES CORP. FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003 (Expressed in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of

International KRL Resources Corp.

(An Exploration Stage Company)

We have audited the balance sheets of International KRL Resources Corp. (An Exploration Stage Company) as at May 31, 2005 and 2004, and the statements of operations and deficit, and cash flows and the schedule of deferred exploration and development costs for the years ended May 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended May 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

/s/ “Manning Elliott”

Chartered Accountants

Vancouver, British Columbia

September 20, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated September 20, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the Auditors’ Report when the consideration is adequately disclosed in the financial statements.

/s/ “Manning Elliott”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

September 20, 2005

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

BALANCE SHEETS

(Expressed in Canadian Dollars)

	May 31	May 31
	2005	2004

ASSETS
CURRENT ASSETS
Cash	$74,281	$477,809
Cash and deposits committed for mineral exploration (Notes 8 and 10)	110,150	–
Short-term investment committed for mineral exploration	1,200,000	–
Marketable securities (Note 3)	27,000	–
Prepaid expenses and deposits	26,289	15,168
Due from related parties (Note 7)	17,904	33,095
Mining exploration tax credit receivable	16,368	–
Amounts Receivable	23,029	32,555

	1,495,021	558,627
PROPERTY AND EQUIPMENT (Note 5)	51,212	48,062
MINERAL PROPERTIES (Note 6)	4,023,276	3,148,356

	$5,569,509	$3,755,045

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$50,140	$78,124
Due to related parties (Note 7)	5,103	53

	55,243	78,177

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 8)	11,459,894	9,090,852
CONTRIBUTED SURPLUS	369,899	42,112
DEFICIT	(6,315,527)	(5,456,096)

	5,514,266	3,676,868

	$5,569,509	$3,755,045

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS (Note 1)

COMMITMENTS (Notes 6, and 10)

SUBSEQUENT EVENTS (Note 11)

Approved on Behalf of the Board:

“Seamus Young”	“Judith Mazvihwa”
Seamus Young, Director	Judith Mazvihwa, Director

(The Accompanying Notes are an Integral Part of these Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

	For the Years Ended May 31
	2005	2004	2003

REVENUE	$–	$–	$–

EXPENSES
Accounting and legal	29,470	94,797	109,970
Administration salaries	80,155	48,597	38,653
Amortization	3,739	1,974	432
Financing fees and expenses	250,404	95,421	128,516
Investor relations	40,949	59,900	5,049
Management fees (Note 7)	29,600	32,500	34,000
Office and miscellaneous	61,433	44,451	30,038
Promotion and travel	41,207	71,715	45,349
Stock exchange and filing fees	16,504	41,595	12,190
Stock-based compensation (Note 8)	327,787	39,722	–
Transfer agent	6,268	6,538	6,721
Operator management fees	–	(12,500)	–
Gain on option of property	(50,085)	–	–
Loss on write-off of mineral properties (Note 6)	18,000	–	–
Other (gains) and losses	4,000	(4,616)	–

TOTAL EXPENSES	859,431	520,094	410,918

NET LOSS FOR THE YEAR	859,431	520,094	410,918

DEFICIT - BEGINNING OF YEAR	5,456,096	4,936,002	4,525,084

DEFICIT - END OF YEAR	$6,315,527	$5,456,096	$4,936,002

NET LOSS PER SHARE - Basic and Diluted	$(0.03)	$(0.03)	$(0.04)

WEIGHTED AVERAGE SHARES OUTSTANDING	25,696,000	17,971,000	10,704,000

(The Accompanying Notes are an Integral Part of these Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	For the Years Ended May 31
	2005	2004	2003
OPERATING ACTIVITIES
Net Loss for the Year	$(859,431)	$(520,094)	$(410,918)
Adjustments to reconcile net loss to net cash
Amortization	3,739	1,974	4,281
Stock-based compensation	387,079	74,722	–
Gains and losses	(28,085)	(4,616)	–

	(496,698)	(448,014)	(406,637)
Changes in non-cash working capital items

Prepaid expenses and deposits	(11,121)	14,450	(29,617)
Mining exploration tax credits	(16,368)	–	–
Due from related parties	15,191	(33,095)	2,413
Other current assets	9,526	(2,939)	(28,337)
Accounts payable and accrued liabilities	(27,984)	(10,255)	50,124
Due to related parties	5,050	(9,432)	7,829

NET CASH USED IN OPERATING ACTIVITIES	(522,404)	(489,285)	(404,225)

FINANCING ACTIVITIES

Issue of share capital for cash	2,264,750	1,481,602	1,017,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	2,264,750	1,481,602	1,017,000

INVESTING ACTIVITIES

Short-term investment	(1,200,000)	–	–
Acquisition of property and equipment	(7,971)	(47,508)	(21,538)
Proceeds on disposal of property and equipment	–	10,945	–
Acquisition of mineral properties	(61,770)	(6,000)	(11,000)
Deferred exploration and development costs	(790,983)	(494,687)	(558,655)
Mineral property option proceeds	25,000	–	–

NET CASH USED IN INVESTING ACTIVITIES	(2,035,724)	(537,250)	(591,193)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(293,378)	455,067	21,582

CASH AND CASH EQUIVALENTS – BEGINNING OF THE YEAR	477,809	22,742	1,160

CASH AND CASH EQUIVALENTS – END OF THE YEAR	$184,431	$477,809	$22,742

CASH AND CASH EQUIVALENTS CONSIST OF:
Cash	$74,281	$477,809	$22,742
Cash committed for mineral exploration (Notes 8 and 10)	110,150	–	–

	$184,431	$477,809	$22,742

(The Accompanying Notes are an Integral Part of these Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

SUPPLEMENTAL CASH FLOW INFORMATION

SUPPLEMENTAL CASH-FLOW INFORMATION
Interest paid on debt	–	–	–
Income tax paid	–	–	–

SUPPLEMENTAL NON-CASH FINANCING AND INVESTING ACTIVITIES
Issue of share capital for mineral properties	35,000	29,000	–
Issue of share capital for house purchase option	10,000	–	–
Issue of share capital for consultants	6,000	–	–
Mineral property costs recovered as stock payments	5,915	–	–

(The Accompanying Notes are an Integral Part of these Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS

(Expressed in Canadian Dollars)

	For the Year Ended May 31, 2005
	Copper Hill	Nor	Carswell	Bear River	Total
EXPLORATION AND DEVELOPMENT COSTS
Accommodation and meals	$39,639	$139	$–	$–	$39,778
Amortization of field-use equipment	11,082	–	–	–	11,082
Assays	65,903	–	–	–	65,903
Drafting	3,552	959	195	–	4,706
Drilling	239,082	–	–	–	239,082
Geological wages, fees and costs	153,148	8,825	2,149	–	164,122
Geophysics	5,999	62,665	–	–	68,664
License and recording fees	3,289	5,211	–	2,509	11,009
Supplies and communication	43,708	–	–	–	43,708
Support wages	115,294	–	–	–	115,294
Travel and vehicle expense	54,700	385	–	–	55,085
Less: Mining exploration tax credits	–	(16,368)	–	–	(16,368)

TOTAL COSTS INCURRED DURING THE YEAR	735,396	61,816	2,344	2,509	802,065

Recoveries – option payments received	–	–	(1,844)	–	(1,844)

BALANCE - BEGINNING OF YEAR	2,631,476	–	–	1,293	2,632,769

BALANCE - END OF YEAR	$3,366,872	$61,816	$500	$3,802	$3,432,990

	For the Year Ended May 31, 2004
	Copper Hill	Nor	Carswell	Bear River	Total
EXPLORATION AND DEVELOPMENT COSTS
Accommodation and meals	$42,687	$–	$–	$–	$42,687
Amortization of field-use equipment	13,131	–	–	–	13,131
Assays	18,657	–	–	–	18,657
Drafting	9,214	–	–	–	9,214
Drilling	227,882	–	–	–	227,882
Geological wages, fees and costs	117,306	–	–	–	117,306
Geophysics	128,746	–	–	–	128,746
License and recording fees	2,312	–	–	–	2,312
Supplies and communication	4,458	–	–	224	4,682
Support wages	33,628	–	–	–	33,628
Travel and vehicle expense	22,073	–	–	–	22,073
				–
TOTAL COSTS INCURRED DURING THE YEAR	620,094	–	–	–	620,318
		–	–	–
Expenditures funded by property optionee	(112,500)	–	–	–	(112,500)
		–	–
	507,594			224	507,818

BALANCE - BEGINNING OF YEAR	2,123,882	–	–	1,069	2,124,951
		–	–
BALANCE - END OF YEAR	$2,631,476	$–	$–	$1,293	$2,632,769

(The Accompanying Notes are an Integral Part of these Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

The Company is an exploration stage company. The exploration activities of the Company have been primarily funded by the issuance of share capital. The continued operations of the Company are dependent on its ability to obtain sufficient equity financing and financial support from related parties and to generate profitable operations in the future. The Company has working capital of $1,439,778 and an accumulated deficit of $6,325,019 as at May 31, 2005. There is no guarantee that the Company will be able to raise any additional equity financing to continue its exploration projects over and above working capital as stated.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which will differ from the going concern basis.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

(b)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c)

Marketable Securities

Marketable securities are recorded at cost. The carried amount is reduced to market value where there has been a decline in value below cost, that is other than temporary.

(d)

Loss Per Share

Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the Year. The Company applies the treasury stock method in calculating diluted EPS. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. Loss per share information does not include the effect of any potential common shares, as their effect would be anti-dilutive.

(e)

Mineral Properties and Deferred Expenditures

The Company is in the exploration stage with respect to its investment in natural resource properties and capitalizes all costs related to an exploration project in accordance with Emerging Issues Committee (“EIC”) Abstract No. 126, “Accounting by Mining Enterprises for Exploration Costs” and Accounting Guideline No. 11 (“AcG-11”), Enterprises in the Development Stage” issued by the Canadian Institute of Chartered Accountants. The Company capitalizes all costs related to the acquisition and continuing exploration of mineral properties. If the mineral properties are otherwise impaired, the related capitalized costs are charged to operations. If any of the Company's mineral properties attains commercial production, capitalized costs will be amortized on a unit of production basis. The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assumptions may affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual results could differ from the estimates and assumptions used.

(g)

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the year when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimated future cash flows from the asset.

(h)

Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

Office and field equipment	20%
Computer equipment	30%
Vehicle	30%
Software	50%

In the year of acquisition, amortization is recorded at one-half the above rates.

(i)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(j)

Stock-Based Compensation

The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. When stock or stock options are issued to employees or non-employees, compensation expense is recognized based on the fair value of the stock or stock options issued.

(k)

Stock Issuance Costs

The Company charges all costs relating to issuing shares and raising capital directly to operations.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)

Flow-through Shares

The Company has adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the shareholders’ equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

(m)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.

MARKETABLE SECURITIES

Marketable securities, recorded at a cost of $27,000, had a quoted market value of $27,000 at May 31, 2005. In 2005 marketable securities valued at $31,000 were received for option payments and written down to a market value at year end of $27,000.

4.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, prepaid and other current assets, accounts payable and accrued liabilities and advances to and from related parties. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because of their current nature. The company is not party to any derivative instruments.

5.

PROPERTY AND EQUIPMENT

			May 31 2005	May 31 2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Crew house option	$10,000	$–	$10,000	$–
Field equipment	5,916	2,162	3,754	3,315
Office equipment	10,164	2,922	7,242	5,301
Computer equipment	16,599	9,265	7,334	9,250
Vehicle	35,525	14,388	21,137	30,196
Software	2,327	582	1,745

	$80,531	$29,319	$51,212	$48,062

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES

	May 31, 2005
	Acquisition Costs	Deferred Exploration Costs	Total

(a) Copper Hill Project, Ontario	$516,620	$3,366,872	$3,883,492
(b) Nor Property, Yukon	73,665	61,816	135,481
(c) Carswell Property, Saskatchewan	–	500	500
(d) Bear River Project, B.C.	1	3,802	3,803

	$590,286	$3,432,990	$4,023,276

	May 31, 2004
	Acquisition Costs	Deferred Exploration Costs	Total

(a) Copper Hill Project, Ontario	$515,586	$2,631,476	$3,147,062
(b) Nor Property, Yukon	–	–	–
(c) Carswell Property, Saskatchewan	–	–	–
(d) Bear River Project, B.C.	1	1,293	1,294

	$515,587	$2,632,769	$3,148,356

(a)

Copper Hill Project, Ontario

(i)

By various agreements ranging in date from December 11, 1991 to February 4, 2005 and staking, the Company holds a total of 853 claim units of approximately 20 hectares each including 510 in which the Company has a 100% interest. The Company has 158 claims, or 343 units, with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy-back 50% of the NSR's at prices ranging from $100,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are contained in nineteen separate agreements without any perimeter clauses.

Included in the above is a 100% interest in 4 mining leases totalling 20 mineral claims located in the MacMurchy, Natal and Knight Townships of Ontario.

During the year, the Company staked an additional 2 claims, representing 4 units, in the Leonard Township contiguous to the Company’s Copper Hill Project. During the year, the Company re-staked various other claims, which upon filing were re-evaluated from 133 units to 139 units.

(ii)

Pursuant to an agreement dated January 22, 2001 the Company had an option to acquire 15 claims, totalling 30 units in the MacMurchy, Tyrrell and Knight townships. Pursuant to an amending agreement dated February 4, 2005, this option was converted to a 100% ownership interest in the claims, in consideration of the issuance of 50,000 common shares, at a fair value of $0.14 per share, for total consideration of $7,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase 50% of the NSR within 4 years of the commencement of commercial production by paying $1,000,000. The Company has a further right of first refusal on the remaining 50% of the NSR.

(iii)

Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. (“Hemlo”) to acquire 50% of the Company’s interest in the Decker Claim group of the Copper Hill property. During 2004, Hemlo funded $125,000 of exploration, as an option payment. In November of 2004, the agreement was terminated, due to Hemlo’s failure to make the second option payment.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (continued)

(a)

Copper Hill Project, Ontario (continued)

(iv)

Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario, in exchange for 60,000 common shares, at a fair value of $0.20 per share and $6,000 in cash, for total consideration of $18,000. On April 12, 2005, after an unsuccessful prospecting program, the property was returned to the vendors and the acquisition costs of $18,000 were written off. An additional 5 claims, representing 63 units, contiguous to this property that had been acquired through staking, were also abandoned at that time.

(v)

Pursuant to an agreement dated December 1, 2003, the Company re-negotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

(vi)

Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on 1 mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a bankable feasibility study and continuing until commencement of commercial production with regard to 13 mineral claims located in the Knight and Natal Townships, acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the NSR royalty payable on these claims.

(b)

Nor Property, Yukon Territory

Pursuant to an Option Agreement dated October 28, 2004 the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 52 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash consideration:

(i)

$7,500 paid within 5 days of agreement;

(ii)

a further $20,000 paid on June 1, 2005;

(iii)

a further $30,000 to be paid on December 1, 2005;

(iv)

a further $40,000 to be paid on December 1, 2006;

(v)

a further $50,000 to be paid December 1, 2007; and

(vi)

a further $60,000 to be paid December 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

Share consideration:

(i)

200,000 shares issued in December, 2004;

(ii)

a further 200,000 shares issued on December 1, 2005;

(iii)

a further 200,000 shares to be issued on December 1, 2006;

(iv)

a further 200,000 shares to be issued on December 1, 2007; and

(v)

a further 200,000 shares to be issued on December 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (continued)

(b)

Nor Property, Yukon Territory (continued)

During the year, the Company staked an additional 154 claims, to bring the total number of claims to 206. These claims are subject to the same NSR terms as the option agreement claims.

(c)

Carswell Property, Saskatchewan

During October, 2004, the Company staked 1 claim, consisting of 5,970 acres in the Athabasca Basin area of Saskatchewan.

Pursuant to an Option Agreement dated March 2, 2005, the Company granted an option to ESO Uranium Corp. (formerly Essendon Solutions Inc.) to acquire 50% of the Company’s interest in the Carswell Property. In order to exercise the option, ESO must pay the Company a total of $25,000 cash, issue a total of 200,000 shares and expend a total of $100,000 on exploration as follows:

[i]

$25,000 paid on or before March 19, 2005;

[ii]

100,000 shares issued on or before March 19, 2005;

[iii]

50,000 shares to be issued on or before March 14, 2006;

[iii]

50,000 shares to be issued on or before March 14, 2007;

[iv]

$25,000 to be expended on exploration before March 14, 2006;

[v]

a further $25,000 to be expended on exploration before March 14, 2007;

[vi]

a further $25,000 to be expended on exploration before March 14, 2008; and

[vii]

a further $25,000 to be expended on exploration before March 14, 2009.

(d)

Bear River Property, British Columbia

The Company owns a 100% interest in 3 mineral claims representing 31 units, located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

7.

RELATED PARTY TRANSACTIONS AND BALANCES

During the years ended March 31, 2005 and 2004, the Company was involved in the following related party transactions:

(a)

Management fees totalling $29,600 (2004 - $32,500; 2003 - $60,000) and exploration and development costs totalling $36,800 (2004 – $35,100; 2003 - Nil), were paid to a corporation controlled by the President of the Company.

(b)

Accounting fees totalling $Nil (2004 - $21,267; 2003 - $20,388) were paid to the secretary of the Company.

(c)

Geological consulting fees totalling $Nil (2004 – Nil; 2003 - $3,445) were paid to a director of the Company.

All of the following amounts, due to and from the Company [(b) to (e)], are unsecured, non-interest bearing and have no specific terms of repayment:

(d)

An amount of $5,000 (2004 - $25,000) was due from a director at the end of the year, for shares issued and recorded as subscription receivable in the prior year.

(e)

Amounts due from related parties of $6,697 (2004 - $6,697) represent a loan to a director.

(f)

Amounts due to related parties of $5,103 (2004 – $200 due from) represent amounts owing to a corporation controlled by the President, of the Company, for management fees and other costs.

(g)

Amounts due from related parties of $11,207 (2004 – Nil) represent amounts due from a company with a majority of common directors and a common president, for reimbursement of shared office costs and other expenditures.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

7.

RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(h)

During the prior year, the Company entered into a lease agreement with a relative of the President for use of a house located in Gowganda, Ontario. The house serves as the base for the exploration programs being conducted by the Company on the nearby Copper Hill Property. The lease was extended, subsequent to the year end, to June 15, 2006. Lease payments were $2,000 per month for a total of $24,000 (2004 – 11,000) paid during the year. In addition, during the year, the Company issued 50,000 common shares, at a value of $0.20 each, for total compensation of $10,000, for an option, to purchase the house for $90,000, expiring, after extension, on June 15, 2006.

All of the above noted transactions were recorded at their exchange amount and, with the exception of advances to directors and officers, have been made in the normal course of operations.

8.

SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 common shares without par value.

	May 31 2005		May 31 2004
	Number of shares	Amount $	Number of shares	Amount $

Balance, beginning of year	22,708,306	9,090,852	14,262,546	7,588,750

Shares issued for:

Cash	11,981,667	2,244,750	8,070,760	1,484,102
Mineral properties (Note 8(a)(v))	250,000	35,000	160,000	29,000
Agents fee (Notes 8(a)(i)(ii))	355,283	53,292	200,000	20,000
Consulting fees (Note 8(a)(vi)	–	6,000	–	–
Crew house purchase option (Note 8(a)(iv))	50,000	10,000	–	–
Add: subscriptions paid	–	20,000	–	–
Less: subscriptions receivable	–	–	–	(31,000)

Balance, end of year	35,345,256	11,459,894	22,708,306	9,090,852

(a)

Transactions for the issue of Share Capital during the Year Ended May 31, 2005

(i)

During the year, the Company completed the second tranche of a brokered private placement financing and issued 1,900,000 flow-through units at $0.20 per unit for total cash consideration of $380,000. Each flow-through unit consisted of: (i) one flow-through share, (ii) one-half of one transferable warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.40 on or before May 19, 2006 and (iii) one-half of one transferable warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.80 on or before May 19, 2007.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(a)

Transactions for the Issue of Share Capital during the Year Ended May 31, 2005 (continued)

(i)

(continued)

Pursuant to the financing, a commission of 8% of the gross proceeds was payable to the agent, part of which consisted of 22,293 units valued at $0.15 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the first tranche, of the financing, as described in paragraph (ii) below. In addition, the agent was granted an option to purchase up to 285,000 units at a price of $0.20 per unit expiring May 19, 2007. Each unit consisted of one non-flow-through common share and one non-transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.40 on or before May 19, 2006 or at a price of $0.80 on or before May 19, 2007.

Pursuant to this financing, the Company became committed to incur $379,620 of Canadian Exploration Expenditures within 2 years of the agreement dates. No expenditures were incurred during the year that could be applied to these agreements. At May 31, 2005, the Company's commitment remained at $379,620.

(ii)

During the year, the Company completed the first tranche of the brokered private placement financing, partly described above in paragraph (i), and issued 4,950,000 flow-through units at $0.20 per unit and 3,031,667 non-flow-through units at $0.15 per unit for total cash consideration of $1,444,750. Each flow-through unit consisted of: (i) one flow-through share, (ii) one-half of one transferable warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.40 on or before April 12, 2006 and (iii) one-half of one transferable warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.80 on or before April 12, 2007. Each non-flow-through unit consisted of: (i) one non-flow-through common share, (ii) one-half of one transferable warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.35 on or before April 12, 2006 and (iii) one-half of one transferable warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.75 on or before April 12, 2007.

Pursuant to the financing, a commission of 8% of the gross proceeds was payable to the agent, part of which consisted of 332,990 units valued at $0.15 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 1,197,250 units at a price of $0.20, expiring April 12, 2007. Each such unit consists of one non-flow-through common share and one non-transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.40 on or before April 12, 2006 or at a price of $0.80 on or before April 12, 2007.

Pursuant to this financing, the Company became committed to incur $989,010 of Canadian Exploration Expenditures within 2 years of the agreement dates. During the year, the Company incurred $58,480 of eligible expenditures, none of which has been renounced. At May 31, 2005, the Company's remaining commitment was $930,530.

(iii)

During the year, the Company completed a private placement financing and issued 2,100,000 flow-through units at $0.20 per unit for total cash consideration of $420,000. Each unit consisted of one flow-through share and one-half of one share purchase warrant. One full warrant entitles the purchaser to acquire one additional non-flow-through common share. The warrants have an exercise price of $0.25 per share on or before August 16, 2005. In addition, the Company paid a corporate financing fee consisting of an 8% commission of $33,600, a $5,000 administration fee and issued 315,000 common share purchase warrants to the agents in connection with this offering. The agent’s warrants have the same terms as the warrants.

Pursuant to this financing, the Company became committed to incur $420,000 of Canadian Exploration Expenditures within 2 years of the agreement dates. During the year, the Company incurred $420,000 of eligible expenditures, which were renounced to shareholders, as of December 31, 2004. At May 31, 2005, the Company's remaining commitment was $Nil.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(a)

Transactions for the Issue of Share Capital during the Year Ended May 31, 2005 (continued)

(iv)

During the year, the Company issued 50,000 shares, pursuant to an option agreement to purchase a House in Gowganda Ontario.

(v)

During the year, the Company issued 250,000 shares, pursuant to property acquisition option agreements.

(vi)

In lieu of cash payment, consulting fees to a non-related party were settled with shares which were already issued in the prior year and recorded in subscriptions receivable.

(b)

Transactions for the Issue of Share Capital during the Year Ended May 31, 2004

(i)

The Company completed a financing pursuant to a Short Form Offering Document and issued 729,000 flow-through units at $0.15 per unit and 2,126,500 non-flow-through units for total cash consideration of $428,325. Each flow-through unit consisted of 1 flow-through share and 1/2 share purchase warrant. Each non-flow-through unit consisted of 1 share and 1 share purchase warrant. One whole warrant entitles the purchaser to purchase one additional non-flow-through common share at a price of $0.18 on or before October 17, 2004. In addition, 100,000 common shares and 571,100 agent’s purchase warrants, with the same terms, were issued as a corporate financing fee.

(ii)

The Company completed a private placement financing and issued of 815,000 flow-through units at $0.20 per unit and 4,000,000 non-flow-through units at $0.20 per unit for total cash consideration of $963,000. Each flow-through unit consisted of 1 flow-through share and 1 share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share a price of $0.20, exercisable on or before January 29, 2005. Each non-flow-through unit consisted of 1 share and 1 share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share at a price of $0.20, exercisable on or before January 29, 2006. Under the terms of the issue, warrants acquired with the non-flow-through units may not be exercised if they result in the purchaser owing greater than 20% of the outstanding common shares of the Company. In addition, 100,000 common shares were issued in consideration of the agent’s waiver of its right of first refusal.

(iii)

The Company issued 248,760 common shares as a result of the exercise of share purchase warrants at a price of $0.18 for total cash consideration of $172,100.

(iv)

The Company issued 151,500 common shares as a result of the exercise of incentive stock options at a price of $0.20 for total cash consideration of $30,300.

(v)

The Company issued 160,000 shares pursuant to property acquisition option agreements.

(c)

Stock Options

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors in accordance with the Company’s stock option plan. Under the terms of this plan the Company is limited in the number of options it can grant to 10% of issued and outstanding shares.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(c)

Stock Options (continued)

A summary of the Company’s stock options, excluding options granted to financing agents, outstanding as at May 31, 2005 and 2004 and changes during the years then ended, is as follows:

	Number of shares	Weighted Average Exercise Price $

Balance, May 31, 2003	990,000	0.21

Granted	1,345,000	0.21
Exercised	(151,500)	0.20
Forfeited/cancelled	(708,500)	0.21

Balance, May 31, 2004	1,475,000	0.22

Granted	950,000	0.21
Forfeited/cancelled	(530,000)	0.26

Balance, May 31, 2005	1,895,000	0.21

The following table summarizes information about the stock options outstanding at May 31, 2005.

Outstanding			Exercisable
Exercise Prices	Number outstanding	Weighted average remaining contractual life	Number of Shares	Weighted Average Exercise Price

$0.20	1,595,000	1.1 years	1,595,000	0.20
$0.25	300,000	0.5 years	300,000	0.21

	1,895,000	1.0 years	1,895,000

In addition to the above, the Company granted the following options to financing agents during the year ended May 31, 2005, none of which have been exercised.

Agents’ Options granted and outstanding
Exercise Prices	Number Outstanding	Expiry Date

$0.20	1,197,250	April 12, 2007
$0.20	285,000	May 19, 2007

	1,482,250

The shares subject to the above agents’ options have warrants attached, with the same expiry dates, exercisable for an additional share at an exercise price of $0.40 up to a year before expiry and $0.80 during the final year before expiry.

The fair value of incentive stock options granted and fully vested during the year was $327,787 and was recognized as compensation expense in the current year and recorded in equity as contributed surplus relating to stock options granted.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(c)

Stock Options (continued)

The fair value of options granted, including agents’ options, was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	Options
	Interest rate	Term	Volatility

Year ended May 31, 2005	3.08%	1.8 years	139%

Year ended May 31, 2004	2.9%	2 years	52%

The weighted average grant date fair value of options granted during the year ended May 31, 2005 was $0.12 (during the year ended May 31, 2004 - $0.03).

(d)

Warrants

The following table summarizes the continuity of the Company’s non-agents’ warrants:

	Number of shares	Weighted average exercise price $

Balance, May 31, 2003	2,664,167	0.25

Issued with private placements	7,306,000	0.19
Exercised	(40,000)	(0.18)
Expired	(125,000)	(0.25)

Balance, May 31, 2004	9,805,167	0.20

Issued with private placements	10,931,667	0.55
Expired	(4,990,167)	0.22

Balance, May 31, 2005	15,746,667	0.44

The following table summarizes the Company’s non-agents’ warrants outstanding at May 31, 2005:

Number of warrants	Exercise Price $	Expiry Date

815,000	0.20	July 28, 2005	Extended from January 28, 2005
1,050,000	0.25	August 16, 2005
4,000,000	0.20	January 28, 2006
1,515,834	0.35	April 12, 2006
1,515,833	0.75	April 12, 2007
2,475,000	0.40	April 12, 2006
2,475,000	0.80	April 12, 2007
950,000	0.40	May 19, 2006
950,000	0.80	May 19, 2007

15,746,667

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(e)

Agents’ Warrants Issued as Financing Fees

The following table summarizes the continuity of the Company’s agents’ warrants:

	Number of shares	Weighted average exercise price $

Balance, May 31, 2003	1,065,667	0.25
Issued with private placements	571,100	0.15
Exercised	(208,760)	(0.15)
Expired	–	–

Balance, May 31, 2004	1,428,007	0.23

Issued with private placements	670,283	0.41
Expired	(1,428,007)	0.23

Balance May 31, 2005	670,283	0.41

The following table summarizes the Company’s agent’s warrants, outstanding at May 31, 2005:

Number of warrants	Exercise Price $	Expiry Date

315,000	0.25	August 16, 2005
166,495	0.35	April 12, 2006
11,147	0.35	May 19, 2006
166,495	0.75	April 12, 2007
11,147	0.75	May 19, 2007

670,283

In addition, 1,482,250 additional warrants may be issued upon exercise of agent’s options listed in Note 8(c).

9.

INCOME TAXES

The tax effect (computed by applying the combined Canadian federal and provincial statutory rate of 35.62% (2004 -35.62%) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2005	2004

Future income tax assets

Resources pools	$785,000	$690,000
Non-capital losses carried forward	940,000	917,000

Total gross future income tax assets	1,725,000	1,607,000
Valuation allowance	(1,725,000)	(1,607,000)

Net future income tax asset	$–	$–

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

9.

INCOME TAXES (continued)

At May 31, 2005 the Company had non-capital losses of $2,640,000 to carry forward to reduce future years’ taxable income, expiring as follows:

	$		$
2006	1,386,000	2010	315,000
2007	138,000	2014	289,000
2008	118,000	2015	281,000
2009	113,000

At May 31, 2005, the Company had cumulative Canadian Exploration Expenses of approximately $1,171,000 which are deductible 100% against future years’ taxable income and have no expiry date.

At May 31, 2005, the Company had cumulative Canadian Development Expenses of approximately $1,033,000 which are deductible 30% against future years’ taxable income and have no expiry date.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

10.

COMMITMENTS

(a)

During the year, the Company entered into an office lease expiring March 31, 2007 at $3,642 per month. Minimum lease payments are as follows:

2006	$ 43,706
2007	36,422

$ 80,128

A total of 50% of the above lease minimum payments are charged to a second public company on a month to month basis.

(b)

During the year, the Company extended a lease agreement for the use of a crew house located in Gowganda, Ontario. A further extension, subsequent to the year end extended the lease to June 2006. The Company is committed to lease payments of $2,000 per month expiring June, 2006 as follows:

2006	$ 24,000
2007	1,000

$ 25,000

(c)

Pursuant to flow-through share agreements entered into during the year, the Company was committed to expend the proceeds on eligible mineral exploration. See Note 6(a).

(d)

See additional mineral exploration commitments subsequent to the year end, Note 11(a).

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

11.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The material differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2005	2004	2003

Loss in accordance with Canadian GAAP	$(859,431)	$(520,094)	$(410,918)

Deduct:
Unproven property interests and deferred expenditures incurred in the year and capitalized	(852,753)	(513,818)	(569,655)
Mineral properties written off	18,000	–	–
Stock based compensation	–	–	(12,570)

Loss in accordance with US GAAP	$(1,694,184)	$(1,033,912)	$(993,143)

Loss per share (US GAAP)	$(0.07)	$(0.06)	$(0.09) (0.09)

	#	#	#

Weighted average shares outstanding (US GAAP)	25,696,000	17,971,000	10,704,000

Statement of Cash Flows in Accordance with US GAAP

	2005	2004	2003
Cash flows from operating activities

Net Loss	$(1,694,184)	$(1,033,912)	$(993,143)

Adjustments to reconcile net loss to cash
Amortization	3,739	1,974	4,281
Stock-based compensation	327,787	39,722	12,750
Financing fees paid with stock	59,292	35,000	–
Gain on disposal of fixed assets	(46,085)	(4,616)	–
Unproven property interests and deferred expenditures	852,753	513,818	569,655

Changes in operating assets and liabilities

(Increase) decrease in mining exploration tax credits	(16,368)	–	–
(Increase) decrease in due from related parties	15,191	(33,095)	2,413
(Increase) decrease in prepaid expenses and deposits	(11,121)	14,450	(29,617)
(Increase) in other current assets	9,526	(2,939)	(28,337)
Increase (decrease) in accounts payable and accrued liabilities	(27,984)	(10,255)	50,124
Increase (decrease) in due to related parties	5,050	(9,432)	7,829

Net Cash to Operating Activities	(522,404)	(489,285)	(404,225)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

11.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Statement of Cash Flows in Accordance with US GAAP (continued)

	2005	2004	2003

Cash flows from financing activities

Share subscriptions received	–	12,500	–
Issue of share capital for cash	2,264,750	1,469,102	1,017,000

Net Cash from Financing Activities	2,264,750	1,481,602	1,017,000

Cash flows to investing activities

Short-term investment	(1,200,000)	–	–
Acquisition of property and equipment	(7,971)	(47,508)	(21,538)
Proceeds on disposal of property and equipment	–	10,945	–
Acquisition of mineral properties	(61,770)	(6,000)	(11,000)
Amortization for mineral exploration	11,082	13,131	–
Deferred exploration and development costs	(802,065)	(507,818)	(558,655)
Mineral property option proceeds	25,000	–	–

Net Cash to Investing Activities	(2,035,724)	(537,250)	(591,193)

Increase in Cash and Cash equivalents	(293,378)	455,067	21,582

Cash and Cash equivalents – Beginning of Year	477,809	22,742	1,160

Cash and Cash equivalents – End of Year	$184,431	$477,809	$22,742

	2005	2004	2003

Shareholders’ equity – Canadian GAAP	$5,514,266	$3,676,868	$2,611,639

Option interests and deferred exploration expenditures	(4,023,276)	(3,148,356)	(2,605,538)

Shareholders’ equity – US GAAP	$1,490,990	$528,512	$6,101

Option interests and deferred exploration expenditures – Canadian GAAP	$4,023,276	$3,148,356	$2,605,538
Option interests and deferred exploration expenditures expensed per US GAAP	(4,023,276)	(3,148,356)	(2,605,538)

Option interests and deferred exploration expenditures – US GAAP	$–	$–	$–

(a)

Exploration expenses

Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

11.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(b)

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2005, the U.S. Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 107 ("SAB 107") to give guidance on the implementation of SFAS No. 123R. The Company will consider SAB 107 during the implementation of SFAS No. 123R.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) (“SFAS No. 123R”), “Share-Based Payment.” SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123R represents the culmination of a two-year effort to respond to requests from investors and many others that the FASB improve the accounting for share-based payment arrangements with employees. The scope of SFAS No. 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in APB Opinion No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Although those disclosures helped to mitigate the problems associated with accounting under APB Opinion No. 25, many investors and other users of financial statements believed that the failure to include employee compensation costs in the income statement impaired the transparency, comparability, and credibility of financial statements. Public entities that file as small business issuers will be required to apply Statement 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. SFAS No. 153 is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between GAAP in the United States and GAAP developed by the International Accounting Standards Board (IASB). As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. SFAS No. 153 amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, that was issued in 1973. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." Previously, APB Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS No.153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The effect of adoption of this standard is not expected to have a material impact on the Company’s results of operations or financial position.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

11.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(b)

Recent Accounting Pronouncements (continued)

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, Mining Assets: Impairment and Business Combinations. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS No. 141 and when testing the mining assets for impairment in accordance with SFAS No. 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have a material impact on the Company’s results of operations or financial position.

12.

SUBSEQUENT EVENTS

Subsequent to May 31, 2005:

(a)

The Company completed a brokered private placement financing and issued 650,000 non-flow-through units at $0.20 per unit and 1,250,000 flow-through units at $0.25 per unit for total cash consideration of $442,500. Each non-flow-through unit consisted of one non-flow-through common share and one transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 on or before August 6, 2006. Each flow-through unit consisted of one flow-through share and one transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 on or before August 3, 2007.

Pursuant to the financing, a commission of 8% of the gross proceeds was payable to the agent, part of which consisted of 19,470 units valued at $0.20 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 190,000 units at a price of $0.25, expiring August 3, 2007. Each such unit consists of one non-flow-through common share and one non-transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 on or before August 3, 2007.

Pursuant to this financing, the Company became committed to incur $312,375 of Canadian Exploration Expenditures within 2 years of the agreement dates.

(b)

The Company completed a private placement financing and issued 2,075,000 non-flow-through units at $0.20 per unit for total cash consideration of $415,000. Each unit consisted of one non-flow-through common share and one non-transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 on or before August 3, 2006.

(c)

The Company granted 1,000,000 incentive stock options to directors with an exercise price of $0.25 per share, exercisable until July 8, 2007.

(d)

Subsequent to year end, the Company granted 100,000 incentive stock options to a consultant with an exercise price of $0.25 per share, exercisable until August 30, 2007.

The Company committed, upon approval of the TSX Venture Exchange, to grant 1,000,000 incentive stock options to a director with an exercise price of $0.45 per share for 500,000 common shares and $0.60 per share for the balance, exercisable for two years from the grant date.